FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Consolidated Interim Financial Statements for the periods ending on June 30, 2010 and 2009 and as of December 31, 2009.

Contents

Consolidated Financial Statements

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For the periods ending as of

	NOTE	June 30, 2010	December 31, 2009
		MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,398,881	2,043,458
Unsettled transactions	5	486,914	468,134
Trading investments	6	812,454	798,539
Investments under resale agreements		5,000	14,020
Financial derivative contracts	7	1,531,224	1,393,878
Interbank loans, net	8	41,437	23,370
Loans and accounts receivable from customers, net	9	14,194,842	13,378,379
Available for sale investments	10	1,341,296	1,830,090
Held to maturity investments		-	-
Investments in other companies		6,502	7,417
Intangible assets	11	71,074	77,260
Property, plant and equipment	12	163,184	184,122
Current taxes	13	5,464	4,541
Deferred taxes	13	111,938	95,229
Other assets	14	595,246	452,559
TOTAL ASSETS		20,765,456	20,770,996

LIABILITIES
Demand deposits and other demand liabilities	15	4,168,884	3,533,534
Unsettled transactions	5	303,207	275,474
Investments under repurchase agreements		146,098	1,114,605
Time deposits and other time liabilities	15	7,193,376	7,175,257
Financial derivative contracts	7	1,250,547	1,348,906
Interbank borrowings		2,100,234	2,046,790
Issued debt instruments	16	3,245,162	2,924,676 ,676
Other financial obligations	16	158,089	146,911
Current taxes	13	21,656	63,831
Deferred taxes	13	2,672	3,380
Provisions		191,001	186,121
Other liabilities	18	290,744	263,396

TOTAL LIABILITIES		19,071,670	19,082,881

EQUITY

Attributable to Bank shareholders:		1,665,326	1,658,316
Capital		891,303	891,303
Reserves		51,539	51,539
Valuation adjustments		(18,193)	(26,804)
Retained earnings		740,677	742,278
Retained earnings from prior years		560,128	440,401
Income for the period		257,927	431,253
Minus: Provision for mandatory dividends		(77,378)	(129,376)
Non controlling interest	21	28,460	29,799

TOTAL EQUITY		1,693,786	1,688,115

TOTAL LIABILITIES AND EQUITY		20,765,456	20,770,996

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

		For the quarter ending on June 30,		For the 6-month period ending on June 30,
		2010	2009	2010	2009
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	22	368,919	338,744	690,157	585,535
Interest expense	22	(126,137)	(112,133)	(217,977)	(171,651)

Net interest income		242,782	226,611	472,180	413,884

Fee and commission income	23	82,808	78,677	161,967	155,840
Fee and commission expenses	23	(17,650)	(15,532)	(34,458)	(31,064)

Net fee income		65,158	63,145	127,509	124,776

Net income from financial operations	24	44,922	(18,863)	97,014	566
Foreign exchange profit (loss), net	25	(19,881)	48,519	(42,400)	97,905
Other operating income	30	19,951	2,928	26,016	5,426

Total operating income		352,932	322,340	680,319	642,557

Provisions for loan losses	26	(55,952)	(96,037)	(126,139)	(186,971)

NET OPERATING INCOME		296,980	226,303	554,180	455,586

Personnel salaries and expenses	27	(66,002)	(57,701)	(121,591)	(112,095)
Administrative expenses	28	(35,707)	(34,258)	(71,760)	(67,706)
Depreciation and amortization	29	(12,592)	(12,140)	(24,933)	(22,586)
Impairment	12	(3,686)	-	(3,702)	-
Other operating expenses	30	(17,648)	7,821	(30,204)	(27,710)

Total operating expenses		(135,635)	(96,278)	(252,190)	(230,097)

OPERATING INCOME		161,345	130,025	301,990	225,489

Income from investments in other companies		223	440	343	766

Income before tax		161,568	130,465	302,333	226,255

Income tax expense	13	(24,163)	(21,816)	(45,923)	(38,075)

CONSOLIDATED INCOME FOR THE PERIOD		137,405	108,649	256,410	188,180

Attributable to:
Bank shareholders		138,823	107,391	257,927	184,043
Non controlling interest	21	(1,418)	1,258	(1,517)	4,137

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earning		0.737	0.570	1.369	0.977
Diluted earning		0.737	0.570	1.369	0.977

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

		For the quarter ending on June 30,		For the 6-month period ending on June 30,
		2010	2009	2010	2009
	NOTE	MCh$	MCh$	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		137,405	108,649	256,410	188,180

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	142	(10,619)	7,720	10,238
Cash flow hedge		17,518	3,171	2,873	(17,417)

Other comprehensive income before income tax		17,660	(7,448)	10,593	(7,179)

Income tax related to other comprehensive income	16	(3,002)	1,267	(1,801)	1,220

Total other comprehensive income		14,658	(6,181)	8,792	(5,959)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		152,063	102,468	265,202	182,221

Attributable to:
Bank shareholders		153,250	101,048	266,538	177,396
Non controlling interest		(1,187)	1,420	(1,336)	4,825

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the periods ending as of June 30, 2010 and 2009 (in millions of Chilean pesos)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings from prior periods	Income for the period	Provision for mandatory dividend	Total attributable to shareholders:	Non controlling interest	TOTAL EQUITY
Equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	237,788	415,055	(98,444)	1,489,689	25,879	1,515,568
Distribution of income from previous period	-	-	-	-	-	-	415,055	(415,055)	-	-	-	-
Equity as of January 1, 2009	891,303	53,763	(2,224)	(19,972)	10,873	1,547	652,843	-	(98,444)	1,489,689	25,879	1,515,568
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(213,295)	-	98,444	(114,851)		(114,851)
Other changes in equity	-	-	-	-	-	-	(2)	-	-	(2)	216	214
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(55,213)	(55,213)	-	(55,213)
Subtotal	-	-	-	-	-	-	(213,297)	-	43,231	(170,066)	216	(169,850)
Other comprehensive income	-	-	-	9,409	(17,417)	1,361	-	-	-	(6,647)	688	(5,959)
Income for the period	-	-	-	-	-	-	-	184,043	-	184,043	4,137	188,180
Subtotal	-	-	-	9,409	(17,417)	1,361	-	184,043	-	177,396	4,825	182,221
Equity as of June 30, 2009	891,303	53,763	(2,224)	(10,563)	(6,544)	2,908	439,546	184,043	(55,213)	1,497,019	30,920	1,527,939

Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	440,401	431,253	(129,376)	1,658,316	29,799	1,688,115
Distribution of income from previous period	-	-	-	-	-	-	431,253	(431,253)	-	-	-	-
Subtotal	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	871,654	-	(129,376)	1,658,316	29,799	1,688,115
Rule changes	-	-	-	-	-	-	(52,662)	-	-	(52,662)	-	(52,662)
Equity as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	818,992	-	(129,376)	1,605,654	29,799	1,635,453
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,376	(129,376)	-	(129,376)
Other changes in equity	-	-	-	-	-	-	(112)	-	-	(112)	(3)	(115)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(77,378)	(77,378)	-	(77,378)
Subtotal	-	-	-	-	-	-	(258,864)	-	51,998	(206,866)	(3)	(206,869)
Other comprehensive income	-	-	-	7,502	2,873	(1,764)	-	-	-	8,611	181	8,792
Income for the period	-	-	-	-	-	-	-	257,927	-	257,927	(1,517)	256,410
Subtotal	-	-	-	7,502	2,873	(1,764)	-	257,927	-	266,538	(1,336)	265,202
Equity as of June 30, 2010	891,303	53,763	(2,224)	(21,630)	(289)	3,726	560,128	257,927	(77,378)	1,665,326	28,460	1,693,786

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage Distributed	Dividend per share (in pesos)
- Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	1,132
- Year 2009 (Shareholders Meeting April 2010)	431,253	172,501	258,752	60%	1,373

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the periods ending

	June 30,	June 30,
CASH FLOW STATEMENT	2010	2009
	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX	302,333	226,255
Debits (credits) to income that do not represent cash flows	(490,062)	(355,132)
Depreciation and amortization	24,933	22,586
Impairment of property, plant and equipment	3,702	-
Provisions for loan losses	141,678	206,625
Mark to market of trading investments	(27,912)	(41,227)
Net gain on investments in other companies	(343)	(766)
Net gain on sale of assets received in lieu of payment	1,698	2,242
Provision for assets received in lieu of payment	2,300	1,822
Net gain on sale of investments in other companies	(1,847)	(1,852)
Net gain on sale of property, plant and equipment	(13,195)	(208)
Write-off of assets received in lieu of payment	1,548	3,033
Net interest income	(472,180)	(413,884)
Net fee and commission income	(127,509)	(124,776)
Changes in assets and liabilities due to deferred taxes	(22,935)	(8,727)
Increase/decrease in operating assets and liabilities	(175,268)	418,707
Decrease (increase) of loans and accounts receivable from customers	(871,161)	1,203,551
Decrease (increase) of financial investments	536,934	251,319
Decrease (increase) due to resale agreements	(9,020)	13,212
Decrease (increase) of interbank loans	(18,067)	36,693
Decrease of assets received or awarded in lieu of payment	10,348	15,252
Increase of debits in checking accounts	512,518	110,027
Increase (decrease) in deposits and other time liabilities	49,681	(1,471,377)
Increase of obligations with domestic banks	-	-
Increase (decrease) of other demand or time obligations	66,371	42,505
Increase of obligations with foreign banks	78,088	(282.280)
Decrease of obligations to the Chilean Central Bank	(342)	(928)
Increase of repurchase agreements	(991,494)	(50,955)
Decrease of other short-term liabilities	(2,583)	13,810
Net increase of other assets and liabilities	(116,208)	188,959
Issuance of letters of credit	-	4,506
Redemption of letters of credit	(71,721)	(69,073)
Senior bond issuances	426,794	194,966
Redemption of senior bonds and interest payments	(156,273)	(11,562)
Subordinated bond issues	12,682	6,380
Redemption of subordinated bonds and interest payments	(17,140)	(24,697)
Interest received	481,545	305,661
Interest paid	(178,760)	(144,753)
Dividends received from investments in other companies	954	790
Fees and commissions received	161,967	155,840
Fees and commissions paid	(34,458)	(31,064)
Income tax paid	(45,923)	(38,075)
Net cash from (used in) operating activities	(362,997)	289,830

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the periods ending

	June 30,	June 30,
CASH FLOW STATEMENT	2010	2009
	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	(4,122)	(8,807)
Sales of property, plant and equipment	14,197	11,252
Purchases of investments in other companies	133	184
Sales of investments in other companies	-	(79)
Purchases of intangible assets	(8,033)	(1,962)
Net cash from investment activities	2,175	588

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities	(258,752)	(213,306)
Increase in other obligations	-	(11)
Dividends paid	(258,752)	(213,295)
From non controlling shareholder financing activities	-	479
Increases of capital	-	5,600
Dividends and/or withdrawals paid	-	(5,121)
Net cash used in financing activities	(258,752)	(212,827)

D - EFFECT OF FLUCTUATIONS IN EXCHANGE RATES	(33,957)	47,608
E - VARIATION OF CASH AND CASH EQUIVALENTS DURING THE PERIOD	(653,531)	125,199
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	2,236,119	1,048,264
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	1,582,588	1,173,463

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), a regulatory agency. Article 15 of the General Banking Law states that, in accordance with the laws, banks must use the accounting criteria issued by the Superintendence and that, in any situation not provided for therein, provided it is not contrary to its instructions, must abide by the generally accepted accounting principles, which correspond with the technical standards issued by the Colegio de Contadores de Chile AG (Association of Chilean Accountants) (approved by the National Council at its session held on December 21, 2009, issuing updates for Technical Bulletins #79 and #80), which coincide with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter will prevail.

The financial statements for the period ending December 31, 2009 were the first prepared according to the Compendium of Accounting Standards. This legislation incorporates the following important aspects:

- Significant changes in accounting policies, valuation criteria, and forms of presentation of financial statements.
- A significant increase in the information included in the notes to the financial statements.

The notes to the financial statements contain information in addition to that presented in the Consolidated Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, and Statement of Cash Flow. They provide narrative descriptions or details of these statements in a clear, relevant, reliable, and comparable format.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

b)	Basis of consolidation for the Consolidated Interim Financial Statements

The Consolidated Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation of June 30, 2010, December 31, 2009, and June 30, 2009, and include the adjustments and reclassifications required to make the accounting policies and valuation criteria applied by the Bank uniform, in accordance with the Compendium of Accounting Standards issued the SBIF.

These Interim Financial Statements have been prepared in accordance with the instructions provided in Chapter C-2 of the Compendium of Accounting Standards, which explicitly authorize the preparation of interim financial statements in accordance with IAS 34. Pursuant to IAS 34, explanatory notes are presented, having been selected to emphasize new activities, events, and circumstances, and accordingly, there is no duplication of previously published information.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The financial statements of the Subsidiaries are consolidated with those of the Bank through the global integration method (line by line). Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Consolidated Statement of Financial Position. Their shares in the period’s income are presented under “Non controlling interests” in the Consolidated Statement of Income.

The following exercise companies are considered “Affiliates associate entities” in which the Bank holds equity and accounts for it through the equity method:

	Percentage Share
	As of June 30,			As of December 31,			As of June 30,
	2010			2009			2009
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Ltda.	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Affiliate entities

Affiliate entities are those entities over which the Bank may exercise significant influence but not control or joint control, usually because it holds 20% or more of the entity’s voting power. Investments in associated entities are accounted for pursuant to the “equity method.”

The following companies are considered “Affiliate entities” in which the Bank accounts for its participation pursuant to the equity method:

	Percentage Share
	As of June 30,	As of December 31,	As of June 30,
	2010	2009	2009
Redbank S.A.	33.42%	33.42%	33.42%
Transbank S.A.	32.71%	32.71%	32.71%
Centro de Compensación Automatizado	33.33%	33.33%	33.33%
Sociedad Interbancaria de Depósito de Valores S.A.	29.28%	29.28%	29.28%
Cámara Compensación de Alto Valor S.A.	11.52%	11.52%	11.52%
Administrador Financiero Transantiago S.A.	20.00%	20.00%	20.00%
Sociedad Nexus S.A.	12.90%	12.90%	12.90%

Special-Purpose Entities

According to IFRS, the Bank must continuously analyze its perimeter of consolidation.  The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of holding in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation — Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its perimeter of consolidation. The following are the main characteristics for SPEs that should be included in the perimeter of consolidation:

•	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

When the initial assessment was performed, Multimedios S.A. was considered into the perimeter of consolidation of the Bank because of its mainly source of revenues came from transactions with the Bank and, as a result, the Bank exercised control over it. At the beginning of 2009, this company changed its line of business and as a result its income no longer depended mainly on transactions with the Bank. Consequently, it was determined that the Bank no longer exercised control over it and therefore should be excluded from the perimeter of consolidation since March 2009.

Investments in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at purchase value (historical cost).

c)	Non controlling interest

Non controlling interest represents the portion of earnings and losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non controlling interest, since the Bank only has control but not actual ownership thereof.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards (IFRS) 8 and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported income, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external income of all the operating segments.

ii.
The absolute value of its reported profit or loss is 10% or more, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if the management believes it could be useful for the users of the financial statements.

Information on other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

Operating segments: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer to make decisions about resources allocated to the segment and assess its performance; and
iii.	for which separate financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No. 21 (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and is the currency which influences its structure of costs and revenues, has been defined as the functional and presentation currency.

Accordingly, all the balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

f)	Foreign currency transactions

According to IAS 29 “Financial Reporting in Hyperinflationary Economies,” a price-level restatement is applicable only when the entity’s functional currency is a currency corresponding to a hyperinflationary economy (an economy with 100% inflation during a 3-year period). Since the Chilean economy does not fulfill this requirement, it is not necessary for the Bank to use price-level restatement.

Furthermore, the Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the interbank market rate published by Reuters at 1:30 p.m. on the last business day of the month, being Ch$ 546.05 per US$ 1 as of June 30, 2010 (Ch$ 507.25 per US$ 1 as of December 31, 2009 and Ch$ 533.65 per US$ 1 as of June 30, 2009). The subsidiaries record their foreign currency positions at the observed exchange rate reported by the Chilean Central Bank, defined at the close of business on the last business day of the month, being Ch$ 547.19 per US$ 1 as of June 30, 2010 (Ch$ 507.10 per US$ 1 as of December 31, 2009 and Ch$ 531.76 per US$ 1 as of June 30, 2009).

Since the use of these exchange rates does not create material differences, these criteria have been kept in the Consolidated Interim Financial Statements.

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

A “capital instrument” or “net equity instrument” is a legal transaction that evidences a residual interest in the assets of the entity which issues it after deduction of all its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value with the changes recorded in the Consolidated Statement of Income): this category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available-for-sale investment instrument portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized profits or losses stemming from changes of fair value are recorded as a debit or credit to equity accounts (“Valuation accounts”). When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held-to-maturity instrument portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment established when their recorded value exceeds the estimated recoverable value.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-
Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessors.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-
Cash and deposits in banks: Cash balances, checking accounts and on-demand deposits with the Chilean Central Bank and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments intended to be traded and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 6 to the Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Chilean Central Bank, other than those reflected in the preceding items.

-
Loans and accounts receivable from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans..

-
Investment instruments: These are classified into two categories: held-to-maturity investments and available-for-sale instruments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. Other investment instruments are treated as available for sale.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost: Financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, whatever their form of implementation and maturity.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

-
Demand deposits and other demand obligations. This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Investments under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and other liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 7.

-	Trading derivatives: Includes the fair value of the financial derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of the derivatives designated as hedge accounting instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedge accounting instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Chilean Central Bank, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Chilean Central Bank, for financing purposes or operations in the regular course of business.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

h)	Valuation and recording of financial asset and liability results

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by actual transaction costs. They are subsequently measured at each period-end as follows:

i.	Valuation of financial assets

Financial assets are valued according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction, acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued, and particularly, the various types of risk associated with it.

All derivatives are recorded in the Consolidated Interim Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter (OTC) derivatives.

The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, by repayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable hedged by fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of June 30, 2010 and December 31, 2009 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons. Finally they are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustments, such as realized profits/losses from trading, are included in the Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-         “Available-for-sale instruments” are recorded as part of the Bank’s consolidated net equity (Other comprehensive income) until they are removed from the Consolidated Interim Statements of Financial Position in which they originated, at which time they are recorded in the Consolidated Interim Statement of Income.

-         Items debited or credited to “Valuation adjustments” remain in the Bank’s consolidated net equity until the related assets are removed, whereupon they are charged to the Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions of assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the prices of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives”.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, the profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Interim Statement of Income.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the profits or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Interim Statement of Income, whereas the profits or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Interim Statement of Income with an offset to “Adjustments to financial assets for macro-hedges” or “Adjustments to financial liabilities for macro-hedges,” as the case may be.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other comprehensive income under “Valuation adjustments - Cash flow hedges” until the forecasted transaction occurs, when it is then recorded in the Consolidated Interim Statement of Income, unless the forecasted transaction results in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recorded directly in the Consolidated Interim Statement of Income.

c.
The ineffective portion of the profits and losses on the hedging instruments of cash flow hedges is recorded directly under “Net income from financial operations” in the Consolidated Interim Statement of Income.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative”. When “fair value hedge accounting” is discontinued, the adjustments previously recorded on the hedged item are transferred to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments are fully amortized at maturity.

When “cash flow hedges” are discontinued, any cumulative profit or loss on the hedging instrument recorded in Other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Interim Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statement of Financial Position at their net amount, only if the subsidiaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Removal of financial assets and liabilities from accounts

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards to third parties, as in the cases of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sale of financial assets with a purchase call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Interim Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

1.	An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

2.	Both the income from the transferred financial asset not removed and any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset —as in the cases of sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases— the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset, the asset is removed from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the financial asset transferred, it continues to be recorded in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have been extinguished or when all the inherent risks and rewards have been substantially transferred to third parties. Similarly, financial liabilities are only removed from the Consolidated Interim Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired, with the intent to either cancel or resell them.

i)	Recognizing revenue and expenses

The most significant criteria used by the Bank to recognize its revenue and expenses are summarized as follows:

i.	Interest revenue, interest expenses, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method. Dividends received from other companies are recorded as revenue when the consolidated entities’ right to receive them arises.

Notwithstanding, when a given operation or transaction is past due by 90 days or more, when it originated in a refinancing or renegotiation, or when the Bank considers that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

As interest are generally referred to as "suspended" and are recorded in memorandum accounts which are not part of the Consolidated Interim Statement of Financial Position but are reported as part of the information complementary thereto (Note 22). The dividends received from companies, classified as "Investments in other companies," are recorded in income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fees and commission income and expeses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.
-	Those arising from transactions or services that are performed over a period of time are recorded over the life of these transactions or services.
-	Those relating to services provided in a single act are recorded when the single act is completed.

iii.	Non-finance income and expenses

These are recorded for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Interim Statement of Income over the term of the loan. For loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recorded immediately in the Consolidated Interim Statement of Income.

j)	Impairment

i.	Financial assets:

A financial asset is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It might not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated cash flows, discounted at the effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income. In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at each closing date to determine whether they show signs of impairment. If this evidence exists, the asset recovery amount is then estimated.

In relation to other assets, impairment losses recorded in prior periods are assessed at each filing date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

k)	Property, plant and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including among other things tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and any impairment losses (net carrying amount is higher than recoverable amount).

For these purposes, the acquisition cost of awarded assets is equivalent to the net amount of financial assets surrendered in exchange for its award.

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value, meaning that the land on which buildings and other structures sit have an indefinite life and, therefore, are not subject to amortization.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATMs	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions since October 2002)	120
Buildings	1,200

The consolidated entities assess at the reporting date whether there is any indication that any of their tangible assets’ carrying amount exceeds its recoverable amount; if this is the case, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of the reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under an operating lease

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

l)	Leasing

i.     Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.     Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment.” The depreciation policy for these assets is consistent with that for similar items of tangible assets (property, plant and equipment) held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Interim Statements of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

The estimate of useful life for software is 3 years.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following is considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Chilean Central Bank, deposits in domestic banks, and deposits in foreign banks.
ii.	Operational activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of net assets and liabilities that are not part of operational activities or investments.

p)	Allowances for loan losses

The Bank records provisions for probable loan losses in accordance with its internal models. These models for rating and evaluating credit risk were approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that is individually evaluated and standardized customers, evaluated in groups in the risk management process

The internal risk models used to calculate the allowances are described as follows:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Allowances  for individual evaluations on commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior. The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the Bank assigns a specific level of risk to each borrower and, therefore, amount of loan loss allowance is determined on a case by case basis .  All commercial loans for Companies, including leasing and factoring, have since been rated using a model for evaluating and calculating provisions on an individual basis .  Since a debtor’s behavior varies over time, in order to determine the provisions, it is necessary to make a distinction between normal debtors and deteriorated debtors.

 For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance

C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories. The categories listed above relate to a classification based on the level of expected loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining provisions amount, the percentage associated with the estimated loss rate is applied to the total credit.

Allowances for group evaluations

Banco Santander Chile uses group analysis for determining the provisioning levels for certain types of loans. These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies. Provisions are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.
The provisioning models for consumer loans segments these loans in four groups, each with its own model:

•	New clients, not renegotiated
•	Old clients, not renegotiated
•	New clients, renegotiated
•	Old clients, renegotiated

Each consumer model is segmented by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between various variables, such as payment behavior in the Bank, payment behavior outside the Bank,

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance. Once the scorecards have been determined, risk profiles are established that are statistically significant with similar expected loss levels or charge-off vintage.

The expected loss rates for consumer loans are defined by the “Vintage of Net Charge-Offs” (charge-offs net of recoveries). This methodology establishes the period in which the expected loss is maximized. Once this period is obtained its is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

For group evaluation of commercial loans the industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, its payment capacity and payment behavior are used as the main variables for determining the risk profile. For group evaluation of mortgage loans we consider the borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. The expected loss rates are then determined using historical averages and other statistical estimates depending on the segment and loan product.

Additional provisions

Under the SBIF banking regulations, banks are permitted to establish provisions in excess of the limits described above, but only to cover specific risks that have been authorized by their Boards of Directors.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Charge-offs

As a general rule, charge-offs must be made when the contractual rights over cash flows expire. For loans, even when the foregoing has not occurred, charge-offs must be made against the respective asset balances in accordance with Title II, Chapter B-2, of the SBIF’s Compendium of Accounting Standards.

The charge-offs in question take the form of the elimination of the asset at issue in the respective operation from the general Statements of Financial Position, accordingly including the portion that may not have become due in the case of an installment loan or a leasing operation (there are no partial charge-offs).

Charge-offs must always be recorded through a charge against the loan loss provisions created as prescribed in Chapter B-1 of the Compendium of Accounting Standards, whatever the cause of the charge-off may be.

Charge-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the charge-off must be recorded when the arrears on an installment or portion of a loan in a given operation reaches the time limit for charge-off stipulated below:

Type of loan	Term

Consumer credits, with or without real securities	6 months
Other transactions without real securities	24 months
Commercial credits with real securities	36 months
Housing mortgage credits	48 months
Leasing of consumer assets	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (commercial or housing)	36 months

The term is the time elapsed from the date on which the payment of all or a part of the obligation in arrears becomes enforceable.

Subsequent payments obtained in charged-off operations must be recorded in the Consolidated Interim Statement of Income as Recoveries of charged-off loans.

Any renegotiation of a previously charged-off loan will not give rise to income as long as the operation continues to be deemed impaired; the payments actually received must be treated as recoveries of charged-off loans.

A renegotiated loan can be returned to assets only if it ceases to be deemed deteriorated or impaired; the income from its reclassification as an asset must likewise be recorded as a recovery of charged-off loans.

Recoveries of previously charged-off loans and accounts receivable

Recoveries of previously charged-off loans and accounts receivable from customers are recorded directly to income and presented as a reduction of the provision for loan losses in the Consolidated Interim Statement of Income.

q)	Provisions, contingent assets and contingent liabilities

Provisions are liabilities that have uncertainty in terms of their amount or maturity. These provisions are recorded in the Consolidated Interim Statement of Financial Position when the following requirements are simultaneously met:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

i.	It is a present obligation as a result of past events, and
ii.	As of the date of the financial statements it is likely that the Bank will have to expend resources to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any possible rights or possible obligations arising from past events whose existence will be confirmed only if one or more uncertain future events that are not under the Bank’s control occur.

The following are classified as contingent in the complementary information:

i.	Guarantees and bonds: Guarantees, bonds, and standby letters of credit. In addition, guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credits: Letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantees: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.
Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the need to meet the obligation is more likely than not.

Provisions (which are quantified using the best available information on the consequences of the event and are re-estimated at each accounting close) are used to address the specific obligations for which they were originally recorded. Partial or total reversals are recorded when those obligations cease to exist or decrease.

Provisions are classified according to the related obligations as follows:

-	Provisions for staff salaries and benefits.
-	Provision for mandatory dividends.
-	Provisions for contingent credit risks.
-	Provisions for contingencies.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.  The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

As of June 30, 2010 and December 31, 2009, the bank has recognized deferred tax assets; as management has determined that it is probable that taxable profits will be available against which the temporary differences of tax losses can be utilized at the end of each reporting period.

The effects of deferred taxes because of temporary differences between the tax basis and the carrying amount balances are recorded on an accrual basis, according to IAS 12.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may diverge from these estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established provisions to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the provisions, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the Credit risk are reflected as “Allowances for loan losses” in the Consolidated Interim Statement of Income.  Loans are charged off when management determines that the loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify any assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

These estimates, made on the basis of the best available information, chiefly refer to:

- Losses for impairment of certain assets (Notes 8, 9, and 10)
- The useful lives of tangible and intangible assets (Notes 11, 12, and 29)
- The fair value of assets and liabilities (Notes 6, 7, 10, and 32)
- Commitments and contingencies (Note 19)
- Current and deferred taxes (Note 13)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value or fair value minus cost of sale.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of June 30, 2010 and December 31, 2009 the Bank has not classified any non-current assets as held for sale.

Assets received or inawarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

At least once a year the Bank performs the analyses needed to update its determination of the cost of sale for this category of assets. As of December 31, 2009 an estimated average cost of sale (cost of holding and divestiture) of 5.9% of the appraised value was determined; as of June 30, 2009, the current average cost of sale is 6.5%.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank in a period by the weighted average number of shares outstanding during the period.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of June 30, 2010 and 2009, the Bank has no instruments which generate diluting effects on shareholders' equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Interim Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Chilean Central Bank,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Chilean Central Bank deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the contract term.

w)	Assets under management and investment funds managed by the Bank

The assets managed by the different companies that are within the Bank’s perimeter of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), which are the property of third parties are not included in the Consolidated Interim Statement of Financial Position. The relevant management fees are included in the balance of the “Fee and commission income” item in the Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of June 30, 2010 and December 31, 2009 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – Provisions for mandatory dividends” line of the Consolidated Interim Statement of Financial Position.

y)	Personnel Benefits

i.     Defined benefit plans:

The Bank records under the “Provisions” line in the Consolidated Interim Statements of Financial Position (or in assets under “Other assets,” depending on the sign of the difference) the present value of its post-employment defined benefit obligations, net of the fair value of the “plan assets” and of the unrecorded accumulated net actuarial profits and/or losses, revealed in the valuation of these commitments which are deferred by virtue of the treatment of the so-called “fluctuation band,” and of the “Cost for past services”, the recognition of which is deferred in time as explained below.

“Plan assets” are deemed to be those with which the obligations will be settled and which meet the following requirements:

-	They are not the property of the consolidated entities, but that of legally separate third parties that are not related to the Bank.

-
They are available only to pay or fund post-employment benefits and cannot return to the consolidated entities except when the assets remaining in the plan are sufficient to fulfill all the obligations of the plan or the entity in relation to the benefits due current or past employees or to reimburse employee benefits previously paid by the Bank.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

If the Bank can demand that the insurance companies pay a part or all of the disbursement required to settle a defined benefit obligation, it being practically certain that said insurer will reimburse any or all of the disbursements required to pay off that obligation, but the insurance policy does not fulfill the requirements to be a plan asset, the Bank records its right to reimbursement in assets of the Consolidated Interim Statements of Financial Position under “Other assets,” which is treated as a plan asset in all other respects.

These benefits plans, which are registered according to IAS 19 “Employee benefits”, are not significant for the financial statements.

Actuarial profits and losses are deemed to be those arising from the differences between previous actuarial assumptions and changes in actual fact, and changes in the actuarial assumptions used. For the plans, the Bank applies the “fluctuation band” criterion, whereby it records the amount determined by dividing by five the higher of the net value of the accumulated actuarial profits and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period in the Consolidated Interim Statement of Income.

“Cost of past services” — which is originated by changes made to existing post-retirement benefits or the introduction of new benefits — is recorded in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recorded in the Consolidated Interim Statement of Income as follows:

-
The cost of services for the current period (understood as the increase in the current value of the obligations arising as a consequence of the services provided by the employees during the period) under the “Personnel salaries and expenses” item.

-
The interest expense (understood as the increase in current value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Consolidated Interim Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Interim Statement of Income reflects exclusively the obligations recorded in liabilities.

-	The expected return on assets allocated to hedge the commitments and the profits and losses in their value, minus any cost arising from their management and the taxes to which they are subject.

-
Amortization of the actuarial profits and losses in the application of the “fluctuation band” treatment and in the unrecorded past cost of services. The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, are registered under “Personnel salaries and expenses” in the Consolidated Interim Statement of Income.

ii.     Seniority compensation:

Seniority compensation for years of employment are recorded only when they actually occur or when it is prescribed in a formal and detailed plan in which the basic changes to be made are identified, provided that plan has already begun to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

ii.     Share-based compensation:

The allocation of equity instruments to executives of the Bank and its affiliates as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Interim Statement of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

z)	Consolidated Interim Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all the changes occurring in net equity, including those produced by changes in accounting criteria and the correction of errors. Accordingly, this statement provides a reconciliation of book value at the beginning and end of the period for all items in consolidated net equity, grouping the changes into the following items on the basis of their nature:

i.
Adjustments for changes in accounting criteria and the correction of errors: Including the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

ii.	Revenues and expenses recorded in the period: Reflecting in aggregate form all the items recorded in the Consolidated Interim Statement of Income indicated above.

aa)	Consolidated Interim Statement of Comprehensive Income

This represents the income and expenses generated by the Bank as a result of its business activity in the year, separately disclosing the income and expenses recorded in the Consolidated Interim Statement of Income for the period and the other income and expenses recorded directly in consolidated equity.

Accordingly, this statement presents:

i.	Consolidated income for the period.

ii.	The net amount of the income and expenses temporarily recorded in consolidated equity under valuation adjustments.

iii.	The net amount of income and expenses permanently recorded in consolidated equity.

iv.
The income tax incurred from the items indicated in ii) and iii), above, except for the valuation adjustments arising from investments in associated or multi-group companies accounted by using the equity method, which are presented net.

v.
Total recorded consolidated income and expenses, calculated as the sum of the above items, presenting separately the amount attributable to the Bank shareholders and the amounts relating to non controlling interests.

ab)	New accounting pronouncements

i.	SBIF Circulars:

In 2010, the SBIF published new guidelines (Circular #3,476 and #3,489) for classifying and provisioning of the loan portfolio that will be mandatory as of January 1, 2011. The impact that these changes will have on our financial results are still being calculated. Such changes will impact our income starting on January 1, 2011. Additionally, as part of the SBIF new guidelines (Circular#3,502) banks must apply a minimum provision of 0.5% for Normal Loans  as of July 2010. This modification will have an impact of Ch$14,000 million and will be recognized in monthly installments in the second half of 2010.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	IASB Pronouncements

IASB Pronouncements	Application
Amendment of IAS 32 Classification of Rights Issues	Annual periods beginning on or after February 1, 2011
Revision of IAS 24, Related Party Disclosures	Annual periods beginning on or after January 1, 2011
CINIIF 19, Cancellation of financial liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010
NIIF 9, Classification and Measurement	Annual periods beginning on or after January 1, 2013
Improvements to IFRS – May 2010	Annual periods beginning on or after January 1, 2011
Amendments to IFRIC 14, Prepayments of a Minimum Funding Requirement	Annual periods beginning on or after January 1, 2011

The importance of each of these pronouncements to be applied is explained below:

1.	Amendment of IAS 32 classification of rights issues.

This amendment relates to the classification of issued rights to acquire shares (rights, options, or warrants) denominated in foreign currency. According to this amendment, when these rights are for the acquisition of a fixed number of shares for a fixed amount, they are equity instruments, regardless of the currency in which that fixed amount is denominated, provided other requirements stipulated by the standard are fulfilled.

Management has no issued instruments with these characteristics, so this amendment will have no impact whatsoever.

2.	IAS 24 Related party disclosures.

This review of IAS 24 addresses the details of related parties to be made in the financial statements. There are two basic changes: One of them introduces a partial exemption for certain details when the list of related parties is produced because they are entities dependent on or related to the State (or an equivalent government agency), and the definition of related party is revised to clarify certain relationships that had previously not been explicit in the standard.

Management has analyzed the impact of this amendment and considers that it will not lead to any change in the related parties currently defined by Management.

3.	CINIIF 19 Cancellation of debt with equity instruments.

This interpretation addresses the accounting treatment from the point of view of the debtor of the total or partial cancellation of a financial liability through the issuance of equity instruments to the lender. The interpretation does not apply to this kind of operation when the counterparts in question are shareholders or related parties and act as such, or when the debt-equity swap was already provided for in the provisions of the original contract. In this case the issuance of equity instruments will be measured at its fair value on the date of cancellation of the liability, and any difference between that value and the carrying value of the liability will be recorded in the Consolidated Interim Statement of Income.

Management estimates that this interpretation will not result in any change of accounting policies.

4.	NIIF 9 Classification and measurement

This standard will eventually replace the current IAS 39 in its entirety. Among other changes is the elimination of the "financial instruments available for sale" and "held to maturity" categories.

The Management is currently examining the impact of this new standard's application. However, the SBIF has not yet authorized the use of this standard.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

5.	Improvements to IFRS

On 6 May 2010, the International Accounting Standards Board (IASB) issued Improvements to IFRSs 2010 – incorporating amendments to seven International Financial Reporting Standards (IFRSs). This is the third collection of amendments issued under the annual improvements process, which is designed to make necessary, but non-urgent, amendments to IFRSs.

6.	Prepayments of a Minimum Funding Requirement

IFRIC 14 IAS 19 –The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognize prepayments of minimum funding contributions, as an asset.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING CHANGES:

Circular #3,489, issued on December 29, 2009, makes revisions in several chapters of the SBIF Compendium of Accounting Standards.

Commencing in January 2010, the Bank must complement the basis on which it currently determines the insolvency provisions for contingent operations, now including the freely available lines of credit, other contingent credits, and other credit commitments. The Bank must also apply the changes in risk exposure applicable to the contingent credits, which appear in Chapter B-3 of the SBIF’s Compendium of Accounting Standards. The cumulative effect of these changes must be recorded in equity (retained earnings) in the Consolidated Interim Statement of Financial Position. The impact of this change amounted to Ch$ 63,448 million (Approximately Ch$ 52,662 million, net of deferred taxes) attributed to equity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS:

As of June 30, 2010, the following significant events have occurred and had an impact on the Bank’s operations or the financial statements:

a)  The Board:

The following persons met at a Regular Shareholders Meeting held on April 27, 2010, under the Chairmanship of Mr. Mauricio Larraín Garcés (Chairman): Jesús María Zabalza Lotina (First Vice Chairman), Oscar von Chrismar Carvajal (Second Vice Chairman), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director) and Juan Manuel Hoyos Martínez de Irujo (Alternate Director). Also present were the General Manager, Mr. Claudio Melandri Hinojosa, and the Accounting Manager, Mr. Felipe Contreras Fajardo.

As of June 30, 2010 there have been no changes in the Board.

Allocation of the income of the period and dividens distribution

As expressed at this meeting, the liquid profits for the 2009 period (referred to in the financial statements as "Income attributable to Bank shareholders" pursuant to the new Compendium of Accounting Standards issued by the Superintendency of Banks), came to Ch$ 431,253,139,805. The Meeting approved the distribution of 60% of those profits, which upon being divided by the number of issued shares yields a dividend of Ch$ 1.37308147 per share, which began to be paid commencing April 28, 2010. The Meeting also approved allocating the remaining 40% of the profits to increasing the Bank's reserves.

b) Bank bonds issued in 2010

In 2010 the Bank issued Bank Bonds totaling UF 9,000,000 and USD 500 million, the detail of which is provided below.

b.1) Senior bonds issued in 2010

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
F7	UF 3,000,000 (i)	4.5 years	3.3% per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000 (ii)	4.5 years	3.6% per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000 (iii)	5 years	3.7% per annum simple	01/01/2010	01/01/2015
Total	UF 9,000,000
Floating Bond	USD 500,000,000 (iv)	2 years	Libor (3 months) + 125 bp	04/15/2010	04/12/ 2012
Total	USD 500,000,000

(i) On November 1, 2009 a line of corresponding bank bonds titled Series F7, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. Placements of these Bonds in the current period have reached UF 3,000,000, accounting for the entire issue.

(ii) At the end of June 2010, UF 3,000,000 of placements have been made, accounting for the entire Series F8 issue.

(iii) At the end of June 2010, UF 102,000 of placements in the current period have been made, with a face value of UF 2,898,000 of the Series F9 issue remaining to be placed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS, continued:

(iv) Senior Bond for USD 500,000,000, at a floating rate and maturing on April 12, 2012; the Bond was issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). This issue received an Aa3 (stable) /A + (stable) rating, and is the first one from this kind of emerging market to be issued since the beginning of the financial crisis.

b.2) Subordinated bonds issued in 2010

In 2010 the Bank has not placed Subordinated bonds on the Market.

c) Sale of branches

In April Banco Santander Chile sold 5 Branches. At the time of the sale the carrying value of all these assets was Ch$ 4,926 million and their sale price totaled Ch$ 11,546 million, generating a profit of Ch$ 6,620 million, which is included in the other operating revenue item.

In June Banco Santander Chile sold 11 Branches. At the time of the sale the carrying value of all these assets was Ch$ 8,139 million and their sale price totaled Ch$ 14,494 million, generating a profit of Ch$ 6,355 million, which is included in the other operating revenue item.

d) Changes of subsidiaries’ names:

In 2010 the following subsidiary changed its Corporate Name:

On March 31, 2010 it was unanimously resolved at a Special Shareholders Meeting to transform Santander S.A. Agente de Valores sociedad anónima from a corporation into a limited liability company, whose name is Santander Agente de Valores Limitada.

e) Cession of previously charged-off loans:

On March 10 Banco Santander signed a charged-off loan cession agreement with Inversiones Santa Alicia S.A. As of June 30 the following portfolio sales have been made, the detail of which follows;

On April 29 a contract was signed for the sale of Flow Portfolio for March, payment for which was made in the act. The face value of the placement portfolio that was charged off was Ch$ 29,376 million and the sale value was Ch$ 1,909 million. For the payments received, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$ 225 million allowance based on the estimates of its expected recovery.

On May 24 a contract was signed for the sale of Flow Portfolio for April, payment for which was made in the act. The face value of the placement portfolio that was charged off was Ch$ 9,372 million and the sale value was Ch$ 609 million. For the payments received, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$ 26 million allowance based on the estimates of its expected recovery.

On June 22 a contract was signed for the sale of Flow Portfolio for April, payment for which was made in the act. The face value of the placement portfolio that was charged off was Ch$ 8,245 million and the sale value was Ch$ 536 million. For the payments received, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$ 105 million allowance based on the estimates of its expected recovery.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on the internal information system for management by segment which has been adopted by the Bank. However, the valuation and classification of each segment’s assets, liabilities, and income is consistent with the accounting criteria indicated in Note 01 d) of the consolidated financial statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank is comprised of the following business segments:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes of Ch$ 150,000 to Ch$ 400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial Banking

Serves individuals with monthly incomes exceeding Ch$ 400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign trade, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$ 1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies, real estate companies (Real Estate), and large corporations are found:

a.	Companies
Serves companies with annual sales exceeding Ch$ 1,200 million and up to Ch$ 10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

b.	Real estate

This segment also includes all the companies engaged in the real estate industry. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

It brings together all the real estate companies that carry out projects to sell properties to third parties and all the builders with annual sales exceeding Ch$ 800 million, with no ceiling.

c.	Large corporations
The sub-segment of companies whose annual sales exceed Ch$ 10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, saving products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign multinational corporations or Chilean corporations whose sales exceed Ch$ 10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, saving products, mutual funds, and insurance.

b.	Treasury

The Treasury Division provides sophisticated financial products, chiefly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the owned investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which performs global foreign exchange structural position management functions, those involving the parent company’s structural interest risk, and those having to do with liquidity risk. The latter are provided through issues and utilizations. Treasury also manages the Bank’s own funds, provision of capital to each unit, and the financing cost of the investments that are made. All this normally results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. The highest decision-making authority in each segment is based chiefly on interest income, fee and commission income and provision for expenses to assess the segments’ performance and thereby be able to make decisions regarding the resources to be allocated to each one.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.

Hence, this disclosure furnishes information on how the Bank is managed as of June 30, 2010. The information for the previous year (2009) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

Specifically, commencing January 1, 2010 the Individuals, PYME, Institutional and Companies segments now comprise Commercial Banking, which reports directly to the General Manager. The Global Banking and Markets segment continues to report to the organization's Executive Vice President.

The tables shown below illustrate the Bank's income by business segment for the periods ending in June 2010 and June 2009, as well as the balances of loans and accounts receivable from customers on June 30, 2010 and December 31, 2009:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ending on June 30, 2010
	Net interest income	Net fee and commission income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	130,891	46,355	615	(40,090)	(73,746)	64,025
Santander Banefe	25,373	7,724	3	(17,097)	(16,512)	(509)
Commercial Banking	105,518	38,631	612	(22,993)	(57,234)	64,534
Small and mid-sized companiess (PYMEs)	49,213	8,629	1,820	(12,353)	(17,316)	29,993
Institutional	5,115	669	573	(185)	(2,624)	3,548

Companies	31,117	5,967	4,380	(3,572)	(9,058)	28,834
Companies	14,305	2,866	1,934	(4,533)	(4,271)	10,301
Large corporations	12,605	2,381	2,179	185	(3,650)	13,700
Real estate	4,207	720	267	776	(1,137)	4,833
Commercial Banking	216,336	61,620	7,388	(56,200)	(102,744)	126,400

Global banking and markets	11,991	6,168	15,384	(472)	(7,673)	25,398
Corporate	11,313	5,970	-	(472)	(2,917)	13,894
Treasury	678	198	15,384	-	(4,756)	11,504
Other	14,455	(2,630)	2,269	720	(7,570)	7,244

Totals	242,782	65,158	25,041	(55,952)	(117,987)	159,042

Other operating income	19,951
Other operating expenses	(17,648)
Income from investments in other companies	223
Income tax expense	(24,163)
Consolidated income for the period	137,405

(2) Corresponds to the sum of the net income from financial operations and foreign exchange profit (loss), net.
(3) Corresponds to the sum of administrative expenses plus personnel salaries and expenses plus depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ending on June 30, 2009
	Net interest income	Net fee and commission income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	135,497	41,362	410	(70,840)	(68,965)	37,464
Santander Banefe	29,799	7,360	6	(23,802)	(17,432)	(4,069)
Commercial Banking	105,698	34,002	404	(47,038)	(51,533)	41,533
Small and mid-sized firms (PYMEs)	52,174	9,591	2,575	(17,366)	(15,202)	31,772
Institutional	4,730	502	51	(121)	(1,718)	3,444

Companies	36,510	5,954	2,917	(5,608)	(8,054)	31,719
Companies	16,849	2,725	1,004	(2,533)	(3,587)	14,458
Large corporations	15,023	2,584	1,822	(3,719)	(3,216)	12,494
Real estate	4,638	645	91	644	(1,251)	4,767
Commercial Banking	228,911	57,409	5,953	(93,935)	(93,939)	104,399

Global banking and markets	(4,784)	5,837	7,191	(1,025)	(6,841)	378
Corporate	13,754	5,969	-	(1,025)	(3,300)	15,398
Treasury	(18,538)	(132)	7,191	-	(3,541)	(15,020)
Other	2,484	(101)	16,512	(1,077)	(3,319)	14,499

Totals	226,611	63,145	29,656	(96,037)	(104,099)	119,276

Other operating income	2,928
Other operating expenses	7,821
Income from investments in other companies	440
Income tax expense	(21,816)
Consolidated income for the period	108,649

(2) Corresponds to the sum of the net income from financial operations and foreign exchange profit (loss), net.
(3) Corresponds to the sum of administrative expenses plus personnel salaries and expenses plus depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 6-month period ending on June 30, 2010
	Loans and Accounts Receivable from Customers(1)	Net interest income	Net income from fees and commissions	ROF (2)	Provisions for loan losses	Support expenses (3)	Net contribution of the segment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	7,715,031	260,833	89,909	1,083	(82,964)	(140,766)	128,095
Santander Banefe	629,494	51,009	15,587	5	(31,813)	(31,024)	3,764
Commercial Banking	7,085,537	209,824	74,322	1,078	(51,151)	(109,742)	124,331
Small and mid-sized companies (PYMEs)	2,210,170	97,017	17,541	3,184	(28,292)	(33,053)	56,397
Institutional	330,980	9,795	1,256	1,212	(253)	(4,923)	7,087

Companies	2,983,741	63,139	12,404	7,266	(14,259)	(16,417)	52,133
Companies	1,213,826	28,456	5,641	3,074	(6,395)	(7,870)	22,906
Large corporations	1,293,173	26,360	5,257	3,761	(9,278)	(6,494)	19,606
Real estate	476,742	8,323	1,506	431	1,414	(2,053)	9,621
Commercial Banking	13,239,922	430,784	121,110	12,745	(125,768)	(195,159)	243,712

Global banking and markets	1,347,855	21,949	11,556	35,800	(643)	(15,715)	52,947
Corporate	1,340,847	23,120	12,042	-	(643)	(5,743)	28,776
Treasury	7,008	(1,171)	(486)	35,800	-	(9,972)	24,171
Other	36,233	19,447	(5,157)	6,069	272	(11,112)	9,519

Totals	14,624,010	472,180	127,509	54,614	(126,139)	(221,986)	306,178

Other operating income	26,016
Other operating expenses	(30,204)
Income from investments in other companies	343
Income tax expense	(45,923)
Consolidated income for period	256,410

(1) Corresponds to loans and accounts receivable from customers plus interbank loans, without deduction of their respective allowances for loan losses.
(2) Corresponds to the sum of the net income from financial operations and foreign exchange profit (loss), net.
(3) Corresponds to the sum of administrative expenses plus personnel salaries and expenses plus depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 6-month period ending on June 30, 2009						December 31, 2009
	Net interest income	Net fee and commissions income	ROF (2)	Provisions for loan losses	Support expenses (3)	Segment’s net contribution	Loans and Accounts Receivable from Customers(1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	272,166	81,481	1,100	(137,133)	(133,860)	83,754	7,287,296
Santander Banefe	60,409	13,993	11	(45,619)	(30,596)	(1,802)	609,808
Commercial Banking	211,757	67,488	1,089	(91,514)	(103,264)	85,556	6,677,488
Small and mid-sized companies (PYMEs)	106,332	20,120	5,042	(38,681)	(29,275)	63,538	2,097,592
Institutional	9,738	979	378	(34)	(3,382)	7,679	291,867

Companies	74,279	11,719	8,710	(9,179)	(15,354)	70,175	2,779,165
Companies	33,108	5,751	4,281	(2,990)	(6,981)	33,169	1,092,162
Large corporations	31,464	4,780	4,297	(6,917)	(6,038)	27,586	1,239,888
Real estate	9,707	1,188	132	728	(2,335)	9,420	447,115
Commercial Banking	462,515	114,299	15,230	(185,027)	(181,871)	225,146	12,455,920

Global banking and markets	(45,331)	10,403	43,829	(1,071)	(14,143)	(6,313)	1,266,310
Corporate	33,660	10,814	-	(1,071)	(6,311)	37,092	1,266,310
Treasury	(78,991)	(411)	43,829	-	(7,832)	(43,405)	-
Other	(3,300)	74	39,412	(873)	(6,373)	28,940	29,045

Totals	413,884	124,776	98,471	(186,971)	(202,387)	247,773	13,751,275

Other operating income	5,426
Other operating expenses	(27,710)
Income from investments in other companies	766
Income tax expense	(38,075)
Consolidated income for period	188,180

(1) Corresponds to loans and accounts receivable from customers plus interbank loans, without deduction of their respective allowances for loan losses.
(2) Corresponds to the sum of the net income from financial operations and foreign exchange profit (loss), net.
(3) Corresponds to the sum of administrative expenses plus personnel salaries and expenses plus depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Cash and bank deposits
Cash	358,801	418,987
Deposits in the Chilean Central Bank	390,579	988,978
Deposits in domestic banks	241	255
Foreign deposits	649,260	635,238
Subtotals - Cash and bank deposits	1,398,881	2,043,458

Unsettled transactions, net	183,707	192,660

Total cash and cash equivalents	1,582,588	2,236,118

The level of funds in cash and at the Chilean Central Bank reflects regulations governing the reserves that the Bank must maintain on the average in monthly periods.

b)	Unsettled transactions

Unsettled transactions are transactions in which only the settlement remains, which will increase or decrease funds in the Chilean Central Bank or in foreign banks, normally within the next 24 to 48 business hours from the close of each period. These transactions are presented according to the following detail:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Assets
Notes held by other banks (swap)	183,105	206,454
Funds receivable	303,809	261,680
Subtotals	486,914	468,134

Liabilities
Funds payable	303,207	275,474
Subtotals	303,207	275,474

Unsettled transactions, net	183,707	192,660

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6 - TRADING INVESTMENTS:

The detail of the instruments designated as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

State and Chilean Central Bank Instruments
Chilean Central Bank Bonds	698,942	667,703
Chilean Central Bank Notes	15,942	63,868
Other Chilean Central Bank and Government securities	46,206	29,806
Subtotals	761,090	761,377

Instruments of other domestic institutions:
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	11	11
Chilean financial institutions bonds	26,190	-
Chilean corporate bonds	25,115	-
Other Chilean securities	-	-
Subtotals	51,316	11

Instruments of foreign institutions:
Foreign Central Bank and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	48	37,151
Funds managed by others	-	-
Subtotals	48	37,151

Totals	812,454	798,539

As of December 31, 2009 there are instruments sold under repurchase agreements to customers and financial institutions totaling Ch$ 506,127 million.

As of June 30, 2010 and December 31, 2009 there are no instruments under Other Chilean securities and Foreign financial securities that were sold under repurchase agreements to customers and financial institutions.

The repurchase agreements mature in 40 days as of December 31, 2009.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of June 30, 2010 and December 31, 2009 the Bank has the following portfolio of derivative instruments:

	As of June 30, 2010
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	92,467	440,806	6,808	1,173
Cross currency swaps	-	229,356	295,358	46,340	195
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	321,823	736,164	53,148	1,368

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	212,413	925,295	344,012	59,507	8,168
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	212,413	925,295	344,012	59,507	8,168

Trading derivatives
Currency forwards	8,917,988	8,096,436	779,916	241,776	199,575
Interest rate swaps	2,638,947	5,421,996	10,755,992	281,491	365,257
Cross currency swaps	659,884	2,566,311	9,825,464	892,746	672,819
Call currency options	40,542	50,510	-	1,949	678
Call interest rate options	155	47,203	76,630	216	1,458
Put currency options	33,198	16,655	-	56	544
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	133,574	-	-	335	680
Subtotals	12,424,288	16,199,111	21,438,002	1,418,569	1,241,011

Totals	12,636,701	17,446,229	22,518,178	1,531,224	1,250,547

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of December 31, 2009
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Cross currency swaps	-	26,079	583,035	16,972	805
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	113,042	1,163,167	19,418	4,599

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	51,993	582,830	73,551	4,741	52,301

Trading derivatives
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	-	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	-	3,083	3,232
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	29,320	-	-	24	90
Subtotals	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Totals	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

Fair value hedges :

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates. The hedge securities mentioned above change the effective cost of long-term issues from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2010 and December 31, 2009, classified by maturity term:

	As of June 30, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-
Corporate bonds	-	11,740	-	-
Current or senior bonds	-	436,840	-	-
Subordinated bonds	-	-	163,815	-
Short-term loans	-	-	25,000	17,191
Interbank loans	174,751	-	-	-
Time deposits	147,072	4,640	-	-
Mortgage bonds	-	-	-	76,938

Totals	321,823	453,220	188,815	94,129

Hedge instrument
Interest rate swap	77,467	393,975	-	-
Call money swap	15,000	4,640	25,000	17,191
Cross currency swap	229,356	54,605	163,815	76,938

Totals	321,823	453,220	188,815	94,129

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Chilean Central Bank Bonds in Pesos (BCP)	-	-	10,320	37,173
Chilean Central Bank Bonds in UF (BCU)	-	83,113	57,911	31,588
Corporate bonds	-	-	10,906	-
Current or senior bonds	-	405,800	-	-
Subordinated bonds	-	111,595	152,175	-
Short-term loans	-	-	25,000	22,191
Interbank loans	-	131,885	-	-
Time deposits	113,042	4,640	-	-
Mortgage bonds	-	-	-	78,870

Totals	113,042	737,033	256,312	169,822

Hedge instrument
Cross currency swap	26,079	214,998	220,406	147,631
Interest rate swap	71,963	517,395	10,906	-
Call money swap	15,000	4,640	25,000	22,191

Totals	113,042	737,033	256,312	169,822

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk of variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below are the nominal amounts of the hedge item for June 30, 2010 and December 31, 2009, and the periods in which the flows were produced:

	As of June 30, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Bonds	-	273,025	-	-
Interbank loans	1,137,709	70,987	-	-

Totals	1,137,709	344,012	-	-

Hedge instrument
Cross currency swap	1,137,709	344,012	-	-

Totals	1,137,709	344,012	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Bonds	-	-	-	-
Interbank loans	634,823	73,551	-	-

Totals	634,823	73,551	-	-

Hedge instrument
Cross currency swap	634,823	73,551	-	-

Totals	634,823	73,551	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

Below is the estimate for the periods in which the flows are to be produced:

	As of June 30, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(16,334)	(7,660)	-	-
Net flows	(16,334)	(7,660)	-	-

Hedge instrument
Inflows	16,334	7,660	-	-
Outflows	(16,284)	(12,280)	-	-
Net flows	50	(4,620)	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(7,570)	(1,487)	-	-
Net flows	(7,570)	(1,487)	-	-

Hedge instrument
Inflows	7,570	1,487	-	-
Outflows	(2,570)	(938)	-	-
Net flows	5,000	549	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

c)	The income generated by those cash flow derivatives whose effect was recorded in the Consolidated Interim Statement of Changes in Equity as of June 30, 2010 and June 30, 2009 is shown below:

	As of June 30,
	2010	2009
	MCh$	MCh$

Interbank loans	(1,171)	(2,556)
Senior bond	882	(3,988)

Net flows	(289)	(6,544)

In the 2010 and 2009 period the Bank did not record expected future transactions in its cash flow hedge accounting portfolio.

d)	Below is a presentation of the income generated by the cash flow derivatives whose effect was transferred from other comprehensive income to income for the current year:

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are 100% efficient, which means that the variations of value attributable to rate components are almost entirely netted out. As of June 30, 2010 a loss of Ch$ 2 million was carried to income due to inefficiency.

	As of June 30,
	2010	2009
	MCh$	MCh$

Senior bond	-	-
Loan	(2,019)	-

Net income from cash flow hedges	(2,019)	-

e)	Net investment hedges for foreign business:

As of June 30, 2010 and December 31, 2009 the Bank does not show net investment hedges for foreign business in its hedging portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 - INTERBANK LOANS:

a)	As of June 30, 2010 and December 31, 2009 the balances shown in the "Interbank loans" item are as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Domestic banks
Loans and advances to banks	7,008	3
Deposits in the Chilean Central Bank	-	-
Nontransferable Chilean Central Bank bonds	-	-
Other Chilean Central Bank loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Provisions and impairment for domestic bank loans	(7)	-

Foreign banks
Loans to foreign banks	34,536	23,409
Overdrafts in checking accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(100)	(42)

Totals	41,437	23,370

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of June 30, 2010			As of December 31, 2009
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1,	-	42	42	-	35	35
Charge-offs	-	-	-	-	-	-
Provisions established	7	58	65	-	7	7
Provisions released	-	-	-	-	-	-

Totals	7	100	107	-	42	42

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers

As of June 31, 2010 and December 31, 2009 the composition of the placements portfolio is as follows:

	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,005,336	663,054	5,668,390	56,830	80,017	136,847	5,531,543
Foreign trade loans	704,596	93,958	798,554	21,154	1,198	22,352	776,202
General-purpose mortgage loans	53,138	24,876	78,014	629	3,334	3,963	74,051
Factoring transactions	218,587	7,746	226,333	1,746	669	2,415	223,918
Leasing transactions	948,556	81,646	1,030,202	9,545	1,695	11,240	1,018,962
Other loans and accounts receivable from customers	887	15,448	16,335	3,844	2,682	6,526	9,809

Subtotals	6,931,100	886,728	7,817,828	93,748	89,595	183,343	7,634,485

Mortgage loans
Loans with mortgage finance	150,656	5,020	155,676	-	514	514	155,162
Mortgage mutual loans	129,899	64,901	194,800	-	10,891	10,891	183,909
Other mortgage mutual loans	3,927,118	82,916	4,010,034	-	6,444	6,444	4,003,590
Leasing transactions	-	-	-	-	-	-	-

Subtotals	4,207,673	152,837	4,360,510	-	17,849	17,849	4,342,661

Consumer loans
Installment consumer loans	1,051,656	427,851	1,479,507	-	150,452	150,452	1,329,055
Credit card balances	627,056	16,241	643,297	-	24,818	24,818	618,479
Consumer leasing contracts	3,187	457	3,644	-	-	-	3,644
Other consumer loans	261,576	16,104	277,680	-	11,162	11,162	266,518

Subtotals	1,943,475	460,653	2,404,128	-	186,432	186,432	2,217,696

Totals	13,082,248	1,500,218	14,582,466	93,748	293,876	387,624	14,194,842

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
	Normal portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	4,832,638	656,957	5,489,595	45,857	78,418	124,275	5,365,320
Foreign trade loans	531,487	104,841	636,328	21,732	1,295	23,027	613,301
General-purpose mortgage loans	69,060	23,851	92,911	623	2,947	3,570	89,341
Factoring transactions	126,106	4,166	130,272	1,642	744	2,386	127,886
Leasing transactions	890,107	74,591	964,698	6,531	1,308	7,839	956,859
Other loans and accounts receivable	1,026	9,932	10,958	1,912	3,430	5,342	5,616

Subtotals	6,450,424	874,338	7,324,762	78,297	88,142	166,439	7,158,323

Mortgage loans
Loans with mortgage finance	169,827	5,765	175,592	-	576	576	175,016
Mortgage mutual loans	139,890	59,249	199,139	-	9,040	9,040	190,099
Other mortgage mutual loans	3,717,188	67,134	3,784,322	-	6,918	6,918	3,777,404
Leasing transactions	-	-	-	-	-	-	-

Subtotals	4,026,905	132,148	4,159,053	-	16,534	16,534	4,142,519

Consumer loans
Installment consumer loans	945,924	432,120	1,378,044	-	130,532	130,532	1,247,512
Credit card balances	564,685	22,252	586,937	-	24,433	24,433	562,504
Consumer leasing contracts	3,447	388	3,835	-	9	9	3,826
Other consumer loans	250,742	24,491	275,233	-	11,538	11,538	263,695

Subtotals	1,764,798	479,251	2,244,049	-	166,512	166,512	2,077,537

Totals	12,242,127	1,485,737	13,727,864	78,297	271,188	349,485	13,378,379

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of June 30, 2010 and December 31, 2009 the portfolio before provisions has the following detail according to the customers' economic activity:

	Domestic loans		Foreign loans		Total loans		Rate
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%

Commercial loans
Manufacturing	768,343	640,395	-	-	768,343	640,395	5.25	4.66
Mining	65,353	67,057	-	-	65,353	67,057	0.45	0.49
Electricity, gas and water	179,312	144,386	-	-	179,312	144,386	1.23	1.05
Agriculture and livestock	676,573	610,909	-	-	676,573	610,909	4.63	4.44
Forestry	79,788	71,085	-	-	79,788	71,085	0.55	0.52
Fishing	140,869	127,025	-	-	140,869	127,025	0.96	0.92
Transport	396,388	362,508	-	-	396,388	362,508	2.71	2.64
Communications	110,888	164,077	-	-	110,888	164,077	0.76	1.19
Construction	872,662	817,293	-	-	872,662	817,293	5.96	5.94
Commerce (*)	1,811,310	1,650,903	34,536	23,409	1,845,846	1,674,312	12.62	12.18
Services	293,776	288,256	-	-	293,776	288,256	2.01	2.10
Other	2,429,574	2,380,871	-	-	2,429,574	2,380,871	16.61	17.31

Subtotals	7,824,836	7,324,765	34,536	23,409	7,859,372	7,348,174	53.74	53.44

Mortgage loans	4,360,510	4,159,053	-	-	4,360,510	4,159,053	29.82	30.24

Consumer loans	2,404,128	2,244,049	-	-	2,404,128	2,244,049	16.44	16.32

Totals	14,589,474	13,727,867	34,536	23,409	14,624,010	13,751,276	100.00	100.00
(*) Includes loans to domestic financial institutions totaling Ch$ 7,008 million and foreign financial institutions totaling Ch$ 34,536 million as of June 30, 2010. (Note 8)

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

c)	Allowances

The changes in provisions during the periods ending on June 30, 2010 and December 31, 2009 can be summarized as follows:

	As of June 30,			As of December 31,
	2010			2009
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	78,297	271,188	349,485	54,091	220,114	274,205

Portfolio charge-offs:
Commercial loans	(6,355)	(25,580)	(31,935)	(4,898)	(43,220)	(48,118)
Mortgage loans	-	(6,418)	(6,418)	-	(8,708)	(8,708)
Consumer loans	-	(63,311)	(63,311)	-	(239,005)	(239,005)

Total charge-offs	(6,355)	(95,309)	(101,664)	(4,898)	(290,933)	(295,831)

Provisions established	29,713	121.999	151,712	34,739	363,670	398,409
Provisions released	(7,907)	(4,002)	(11,909)	(5,635)	(21,663)	(27,298)

Totals	93,748	293,876	387,624	78,297	271,188	349,485

In addition to these loan loss allowances, there are country risk allowances to cover foreign operations, which are presented in liabilities under the “Provisions” item.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 10 - AVAILABLE FOR SALE INVESTMENTS:

As of June 30, 2010 and December 31, 2009 the detail of available for sale investments is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	808,221	1,063,879
Chilean Central Bank Notes	92,160	264,011
Other Chilean Central Bank and Government securities	194,705	212,362
Subtotals	1,095,086	1,540,252

Other Chilean securities
Time deposits in other Chilean financial institutions	-	41,407
Mortgage finance bonds of Chilean financial institutions	233,001	236,847
Chilean financial institutions bonds	-	-
Chilean corporate bonds	12,484	11,584
Other Chilean securities	725	-
Subtotals	246,210	289,838

Foreign financial securities
Foreign Central Bank and government securities	-	-
Other foreign financial securities	-	-
Subtotals	-	-

Totals	1,341,296	1,830,090

Chilean Central Bank and Government securities include instruments sold under repurchase agreements with customers and financial institutions totaling Ch$ 39,254 million and Ch$ 936,809 million as of June 30, 2010 and December 31, 2009, respectively.

As of June 30, 2010 available for sale investments included unrealized net losses of Ch$ 21,583 million, recorded as a “Valuation adjustment in equity,” distributed between Ch$ 21,630 million attributable to Bank shareholders and Ch$ 47 million attributable to non controlling interest.

As of December 31, 2009 available for sale investments included unrealized net losses of Ch$ 29,304 million, recorded as a “Valuation adjustment in equity,” distributed between Ch$ 29,132 million attributable to Bank shareholders and Ch$ (172 million) attributable to non controlling interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 11 - INTANGIBLE ASSETS:

a)	The item's composition as of June 30, 2010 and December 31, 2009 is as follows:

				As of June 30, 2010
	Years of useful life	Remaining years of amortization	Opening balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2.1	1,544	5,310	(3,539)	1,771
Software (acquired)	3	2.0	75,716	131,084	(61,781)	69,303

Totals			77,260	136,394	(65,320)	71,074

				As of December 31, 2009
	Years of useful life	Remaining years of amortization	Opening balance January 1, 2009	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.8	1,732	4,422	(2,878)	1,544
Software (acquired)	3	2	66,500	123,939	(48,223)	75,716

Totals			68,232	128,361	(51,101)	77,260

b)	The variation in the intangible assets item as of June 30, 2010 and December 31, 2009 is as follows:

b.1)          Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2010
Opening balances as of January 1, 2010	4,422	123,939	128,361
Acquisitions	888	7,145	8,033
Other	-	-	-

Balances as of June 30, 2010	5,310	131,084	136,394

Gross balances 2009
Opening balances as of January 1, 2009	3,194	91,207	94,401
Acquisitions	1,228	32,732	33,960
Other	-	-	-

Balance as of December 31, 2009	4,422	123,939	128,361

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 11 - INTANGIBLE ASSETS, continued:

b.2)          Accumulated amortization

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(661)	(13,558)	(14,219)
Other changes in book value in the period	-	-	-

Balances as of June 30, 2010	(3,539)	(61,781)	(65,320)

Opening balances as of January 1, 2009	(1,462)	(24,707)	(26,169)
Amortization for the period	(1,416)	(23,516)	(24,932)
Other changes in book value for the period	-	-	-

Balances as of December 31, 2009	(2,878)	(48,223)	(51,101)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #12 - PROPERTY, PLANT AND EQUIPMENT:

a)	Property, plant and equipment as of June 30, 2010 and December 31, 2009 is as follows:

		As of June 30, 2010
	Opening balance January 1, 2010	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	168,156	(24,283)	143,873
Equipment	13,391	29,304	(17,950)	11,354
Ceded under operating leases	689	1,602	(85)	1,517
Other	8,120	17,815	(11,375)	6,440

Totals	184,122	216,877	(53,693)	163,184

		As of December 31, 2009
	Opening balance January 1, 2009	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	170,197	180,868	(18,946)	161,922
Equipment	15,597	27,993	(14,602)	13,391
Ceded under operating leases	4,092	727	(38)	689
Other	10,503	17,513	(9,393)	8,120

Totals	200,389	227,101	(42,979)	184,122

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT, continued:

b)	The activity in the property, plant and equipment as of June 30, 2010 and December 31, 2009 is as follows:

b.1)          Gross balance

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	2,037	1,715	-	370	4,122
Disposals (ii)	(13,911)	(218)	-	(68)	(14,197)
Impairment due to damage (i)	(3,516)	(186)	-	-	(3,702)
Transfers	-	-	875	-	875
Other	2,678	-	-	-	2,678

Balances as of June 30, 2010	168,156	29,304	1,602	17,815	216,877

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	178,502	22,990	4,161	16,150	221,803
Additions	5,730	5,085	-	941	11,756
Disposals	(2,637)	(7)	(4,161)	(19)	(6,824)
Impairment due to damages	-	(75)	-	-	(75)
Transfers	(727)	-	727	441	441
Other	-	-	-	-	-

Balances as of December 31, 2009	180,868	27,993	727	17,513	227,101

(i)
As a consequence of the earthquake of February 27, 2010, Banco Santander Chile was obliged to record impairment in some of the branches located in the affected area in its Financial Statements as of June 30, amounting to Ch$ 3,516 million and Ch$ 186 million per ATM, which has been offset by the indemnities paid by the Insurance Company in the amount of Ch$ 2,663 million, which is included in the "other operating revenue" item. The net charge to income for this purpose comes to Ch$ 1,039 million. The management is currently examining the potential minor effects on these assets which may still present themselves.

(ii)
As is indicated in Note 03 “Significant Events”, letter c), in April Banco Santander Chile sold 5 branches. The cost of retiring these assets at the time of the sale was Ch$ 4,927 million, and it sold 11 branches in June, generating a cost of Ch$ 8,138 million at that date.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #12 - PROPERTY, PLANT AND EQUIPMENT, continued:

b.2)          Accumulated depreciation

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(5,337)	(3,348)	(47)	(1,982)	(10,714)
Discontinued operations	-	-	-	-	-

Balances as of June 30, 2010	(24,283)	(17,950)	(85)	(11,375)	(53,693)

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	(8,305)	(7,393)	(69)	(5,647)	(21,414)
Depreciation charges in the period	(10,705)	(7,209)	(31)	(3,746)	(21,691)
Sales and disposals in the period	64	-	62	-	126
Discontinued operations	-	-	-	-	-

Balances as of June 30, 2009	(18,946)	(14,602)	(38)	(9,393)	(42,979)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #13 - CURRENT TAXES AND DEFERRED TAXES:

a)	Current Taxes

As of June 30, 2010 and December 30, 2009, the Bank recognizes a Provision for Income Tax, which was determined on the basis of the tax legislation then in force, and the liability of Ch$ 16,192 million as of June 30, 2010 and Ch$ 59,290 million as of December 31, 2009 has been reflected. This provision is presented net of taxes payable, as is shown below:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current taxes (assets)	(5,464)	(4,541)
Current taxes (liabilities)	21,656	63,831

Total tax payable (recoverable)	16,192	59,290

Detail of current tax liabilities (assets) (net)
Income tax, tax rate 17%	21,656	106,882
Minus:
Provisional monthly payments	(3,470)	(41,061)
PPM for accrued losses, Article #31, part 3	-	-
Credit for training expenses	(96)	(1,148)
Other	(1,898)	(5,383)

Total tax payable (recoverable)	16,192	59,290

b)	Effect on income

The tax expense effect on income during the periods from January 1, 2010 to June 30, 2010 and January 1, 2009 to June 30, 2009 is comprised of the following components:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Income tax expenses
Current tax	29,042	10,316	56,387	52,163

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(4,994)	11,364	(10,594)	(14,242)
Prior year tax benefit	-	-	-	-
Subtotals	24,048	21,680	45,793	37,921
Tax for rejected expenses Article #21	115	136	130	154

Other	-	-	-	-

Net charges to income for income tax	24,163	21,816	45,923	38,075

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 13 - CURRENT TAXES AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

Below is the reconciliation between the income tax rate and the effective rate applied in the determination of the tax expense as of June 30, 2010 and June 30, 2009:

	As of June 30,
	2010		2009
	Tax Rate	Amount	Tax Rate	Amount

	%	MCh$	%	MCh$

Income before tax	17.00	51,397	17.00	38,464
Permanent differences	(1.76)	(5,326)	(0.24)	(542)
Additions or deductions	-	-	-	-
Unique tax (rejected expenses)	0.04	129	0.07	153
Other	(0.09)	(277)	-	-

Effective rates and expenses for income tax	15.19	45,923	16.83	38,075

The effective income tax rate for June 2010 and 2009 is 15.19% and 16.83%, respectively.

d)	Effect of deferred taxes on equity

Below is a summary of the deferred tax effect on equity, individually showing the asset and liability balances during the periods from January 1, 2010 to June 30, 2010 and from January 1, 2009 to December 31, 2009, which consists of the following components:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Deferred tax assets
Investments available for sale	3,669	4,982
Cash flow hedge	49	537
Total deferred tax assets affecting equity	3,718	5,519

Deferred tax liabilities
Cash flow hedge	-	-
Total deferred tax liabilities affecting equity	-	-

Net deferred tax balances in equity	3,718	5,519

Deferred tax in equity attributable to Bank shareholders	3,726	5,490
Deferred tax in equity attributable to non controlling interest	(8)	29

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 13 - CURRENT TAXES AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

As of June 30, 2010 and December 31, 2009, the Bank has recorded the deferred tax effects in its financial statements.

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$
Deferred tax assets
Interest	1,965	2,012
Extraordinary charge-off	6,622	8,804
Assets received in lieu of payment	1,022	595
Exchange rate adjustments	9,607	35
Valuation of property, plant and equipment	7,168	7,472
Allowance for loan losses	49,477	43,420
Provision for expenses	4,357	6,556
Derivatives	52	17
Leased assets	22,328	19,241
Affiliates’ tax losses	4,671	51
Other	951	1,507
Total deferred tax assets	108,220	89,710

Deferred tax liabilities
Valuation of investments	(1,785)	(2,512)
Depreciation	(277)	(78)
Prepaid expenses	(365)	(519)
Other	(245)	(271)
Total deferred tax liabilities	(2,672)	(3,380)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, indicating their effect on both equity and income:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Deferred tax assets
Affecting equity	3,718	5,519
Affecting income	108,220	89,710
Total deferred tax assets	111,938	95,229

Deferred tax liabilities
Affecting equity	-	-
Affecting income	(2,672)	(3,380)
Total deferred tax liabilities	(2,672)	(3,380)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #14 - OTHER ASSETS:

The Other assets item’s composition is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Assets for leasing (*)	35,614	52,070

Assets received in lieu of payment (**)
Assets received in lieu of payment	18,459	10,405
Assets awarded at judicial sale	6,679	2,179
Provisions for assets received in lieu of payment	(1,531)	(431)
Subtotals	23,607	12,153
Other assets
Guarantee deposits	204,769	229,083
VAT credit	5,522	7,180
Income tax recoverable	11,527	15,261
Prepaid expenses	20,602	8,960
Assets recovered from leasing for sale	2,973	985
Pension plan assets	5,175	4,893
Accounts and notes receivable	106,410	53,196
Notes receivable through brokerage and simultaneous transactions	112.500	60,622
Overpayment in purchases of issued mortgage finance bonds	494	561
Other assets	66,053	7,595
Subtotals	536,025	388,336
Totals	595,246	452,559

(*)	Assets available to be surrendered under the financial leasing agreement.

(**)
The assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets so acquired may at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets currently represent (0.81% as of June 30, 2010 and 0.47% as of December 31, 2009 of the Bank's effective equity).

The assets awarded at judicial auction are assets that have been acquired at judicial auction in lieu of payment of debts previously assumed toward the Bank. The assets acquired at judicial auction are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within a term of one year from the date on which the asset was received or acquired. If the good in question is not sold within the year, it must be written off.

Furthermore, a provision is recorded for the difference between the initial award value plus its additions, and its estimated realization value (appraisal) when the former is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEPOSITS AND OTHER LIABILITIES:

As of June 30, 2010 and December 31, 2009 the composition of the Deposits and other liabilities item is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,285,422	2,776,607
Other deposits and demand accounts	308,704	303,495
Other demand liabilities	574,758	453,432

Totals	4,168,884	3,533,534

Time deposits and other funds obtained
Time deposits	7,082,291	4,219,392
Time savings accounts	104,944	98,985
Other time deposits	6,141	2,856,880

Totals	7,193,376	7,175,257

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of June 30, 2010 and December 31, 2009, the item's composition is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Other financial obligations
Obligations to the public sector	99,986	90,144
Other domestic obligations	56,274	55,015
Foreign obligations	1,829	1,752
Subtotals	158,089	146,911
Issued debt instruments
Mortgage finance bonds	222,668	263,864
Senior bonds	2,376,604	2,068,786
Subordinated bonds	645,890	592,026
Subtotals	3,245,162	2,924,676

Totals	3,403,251	3,071,587

The debts classified as short term are those which are demand obligations or will mature in one year or less. All other debts are classified as long term. The Bank’s debts, both short and long-term, are summarized below:

	As of June 30, 2010
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	182,172	40,496	222,668
Senior bonds	2,268,901	107,703	2,376,604
Subordinated bonds	635,843	10,047	645,890
Issued debt instruments	3,086,916	158,246	3,245,162

Other financial obligations	120,335	37,754	158,089

Totals	3,207,251	196,000	3,403,251

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #- ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

	As of December 31, 2009
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	213,853	50,011	263,864
Senior bonds	1,901,972	166,814	2,068,786
Subordinated bonds	592,026	-	592,026
Issued debt instruments	2,707,851	216,825	2,924,676

Other financial obligations	109,013	37,898	146,911

Totals	2,816,864	254,723	3,071,587

a)	Mortgage bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are indexed to the UF and earn a 5.34% per annum interest rate as of June 2010 and a 4.7% per annum interest rate as of December 2009.

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	40,496	50,011
Due after 1 year but within 2 years	27,721	31,804
Due after 2 years but within 3 years	26,367	28,574
Due after 3 years but within 4 years	25,104	23,277
Due after 4 years but within 5 years	22,389	27,350
Due after 5 years	80,591	102,848
Totals, mortgage bonds	222.668	263,864

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

b)	Senior bonds

The following table shows, at the indicated dates, our senior bonds issued.

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Santander Bonds denominated in UF	1,664,063	1,660,877
Santander Bonds denominated in US $	712,541	407,909
Totals, senior bonds	2,376,604	2,068,786

In 2010 the Bank placed bonds for UF 6,102,000 and USD 500 million.

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
F7	UF 3,000,000	4.5 years	3.3% per annum simple	01/11/2009	01/05/2014
F8	UF 3,000,000	4.5 years	3.6% per annum simple	01/01/2010	01/07/2014
F9	UF 102,000 (*)	5 years	3.7% per annum simple	01/01/2010	01/01/2015
Total	UF 6,102,000
Floating Bond	USD 500,000,000	2 years	Libor (3 months) + 125 bp	15/04/2010	12/04/2012
Total	USD 500,000,000

(*) As of the end of June 2010, placements of UF 102,000 have been made in the current period, leaving an unplaced face value of UF 2,898,000 of the Series F9 issue.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	107,703	166,814
Due after 1 year but within 2 years	385,329	218,339
Due after 2 years but within 3 years	574,723	438,446
Due after 3 years but within 4 years	451,977	378,064
Due after 4 years but within 5 years	256,560	171,647
Due after 5 years	600,312	695,476
Totals bonds	2,376,604	2,068,786

c)	Subordinated bonds

The following table shows, at the indicated dates, the balances of our subordinated bonds.

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Subordinated bonds denominated in US $	316,262	278,087
Subordinated bonds denominated in UF	329,628	313,939
Total subordinated bonds	645,890	592,026

In 2010 the Bank has not placed subordinated bonds on the local market.

In 2009 the Bank placed subordinated bonds on the local market for UF 300,000, which is broken down as follows:

Subordinated bonds
Series	Amount	Term	Issue rate	Issue date	Maturity date

G2 (*)	UF 300,000	30 years	4.8% per annum simple	9/1/2008	3/1/2038
Total	UF 300,000

(*) As of June 30, 2010 there are unplaced Series G2 bonds with a face value of UF 1,950,000.

The maturities of these bonds, considered long term, are as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Due within 1 year	10,047	-
Due after 1 year but within 2 years	-	12,899
Due after 2 years but within 3 years	135,884	119,211
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	180,378	158,876
Due after 5 years	319,581	301,040
Total subordinated bonds	645,890	592,026

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

d)	Other financial obligations

The composition of other financial obligations, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Long-term obligations:
Due after 1 year but within 2 years	4,954	4,583
Due after 2 year but within 3 years	3,931	3,515
Due after 3 year but within 4 years	29,285	3,556
Due after 4 year but within 5 years	3,463	27,868
Due after 5 years	78,701	69,491
Subtotals long-term financial obligations	120,334	109,013

Short-term obligations:
Amounts due to credit card operators	32,317	31,045
Acceptance of letters of credit	1,457	-
Other long-term financial obligations, short-term portion	3,981	6,853
Subtotals short-term financial obligations	37,755	37,898

Totals other financial obligations	158,089	146,911

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 17 – MATURITIES OF ASSETS AND LIABILITIES:

As of June 30, 2010 and December 31, 2009 the detail of the assets and liabilities by maturity is as follows:

As of June 30, 2010	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 365 days	Between 1 and 3 years	More than 3 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,398,881	-	-	-	-	-	-	1,398,881
Unsettled transactions	486,914	-	-	-	-	-	-	486,914
Trading investments	2,409	338,239	221,860	16,692	24,105	105,364	103,785	812,454
Investments under resale agreements	5,000	-	-	-	-	-	-	5,000
Financial derivative contracts	75,304	23,077	30,869	108,612	201,219	345,902	746,241	1,531,224
Interbank loans	41,544	-	-	-	-	-	-	41,544
Commercial loans (*)	1,214,767	499,857	443,228	739,063	819,466	1,739,195	2,362,252	7,817,828
Mortgage loans (*)	82,816	16,564	16,725	51,491	103,925	425,098	3,663,891	4,360,510
Consumer loans (*)	882,791	38,893	41,152	120,833	256,238	652,390	411,831	2,404,128
Available for sale investments	29,253	93,470	12,345	75,207	26,468	380,979	723,574	1,341,296

Total assets	4,219,679	1,010,100	766,179	1,111,898	1,431,421	3,648,928	8,011,574	20,199,779

Liabilities
Deposits and other demand liabilities	4,168,884	-	-	-	-	-	-	4,168,884
Unsettled transactions	303,207	-	-	-	-	-	-	303,207
Investments under repurchase agreements	14,895	8,167	6,389	29,382	69,651	12,580	5,034	146,098
Time deposits and other time liabilities	2,484,193	1,006,593	703,634	1,182,024	853,820	942,935	20,177	7,193,376
Financial derivative contracts	56,725	26,133	31,892	77,730	168,599	330,825	558,643	1,250,547
Interbank borrowings	7,956	243,544	314,086	635,208	789,669	109,771	-	2,100,234
Issued debt instruments	16,089	1,018	851	8,015	129,735	1,150,315	1,939,139	3,245,162
Other financial obligations	32,995	991	325	909	2,534	8,885	111,450	158,089

Total liabilities	7,084,944	1,286,446	1,057,177	1,933,268	2,014,008	2,555,311	2,634,443	18,565,597
(*)      Loans are shown in a gross basis. The amounts of allowance by type of loans are as follows: Commercial loans Ch$ 183,343 million, Mortgage loans Ch$ 17,849 million, Consumer loans Ch$ 186,432 million and Interbank loans Ch$ 107 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES, continued:

As of December 31, 2009	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 365 days	Between 1 and 3 years	More than 3 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,043,458	-	-	-	-	-	-	2,043,458
Unsettled transactions	468,134	-	-	-	-	-	-	468,134
Trading investments	37,672	505	2,036	89,503	573,855	52,757	42,211	798,539
Investments under resale agreements	14,020	-	-	-	-	-	-	14,020
Financial derivative contracts	54,139	48,351	25,432	50,156	116,048	349,644	750,108	1,393,878
Interbank loans	23,412	-	-	-	-	-	-	23,412
Commercial loans	1,005,151	376,918	395,649	791,896	757,175	1,688,107	2,309,866	7,324,762
Mortgage loans	107,294	15,720	16,871	48,454	99,288	404,839	3,466,587	4,159,053
Consumer loans	834,145	41,634	50,630	120,641	215,946	626,226	354,827	2,244,049
Available for sale investments	98,993	85,009	35,049	97,213	245,212	350,606	918,008	1,830,090

Total assets	4,686,418	568,137	525,667	1,197,863	2,007,524	3,472,179	7,841,607	20,299,935

Liabilities
Deposits and other demand liabilities	3,533,534	-	-	-	-	-	-	3,533,534
Unsettled transactions	275,474	-	-	-	-	-	-	275,474
Investments under repurchase agreements	191,118	104,677	212,510	606,091	209	-	-	1,114,605
Time deposits and other time liabilities	2,438,249	915,675	834,731	840,175	1,105,446	1,036,470	4,511	7,175,257
Financial derivative contracts	81,601	48,627	28,799	98,297	117,773	370,428	603,381	1,348,906
Interbank borrowings	72,786	144,838	205,808	607,865	809,150	206,343	-	2,046,790
Issued debt instruments	21,758	1,169	167,843	8,632	17,423	843,196	1,864,655	2,924,676
Other financial obligations	33,606	390	214	1,379	2,309	8,098	100,915	146,911

Total liabilities	6,648,126	1,215,376	1,449,905	2,162,439	2,052,310	2,464,535	2,573,462	18,566,153

(*)     Loans are shown in a gross basis. The amounts of allowance by type of loans are as follows: Commercial loans Ch$ 166,439 million, Mortage loans Ch$ 16,534 million, Consumer loans Ch$ 166,512 million and Interbank loans Ch$ 42 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 18 - OTHER LIABILITIES:

This item’s composition is as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Accounts and notes payable	80,055	79,491
Unearned income	1,479	2,081
Guarantees received (threshold)	143,707	148,308
Notes payable through brokerage and simultaneous transactions	33,835	14,802
Other liabilities	31,668	18,714

Totals	290,744	263,396

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #19 - CONTINGENCIES AND COMMITMENTS:

a)	Trials and legal procedures

On the issue date of these financial statements, the Bank and its affiliates were subject to a number of legal actions in the normal course of their business. As of June 30, 2010 the Bank and its affiliates have provisions for this purpose which total Ch$ 793 million (Ch$ 830 million as of December 31, 2009), which are part of the "Contingency provisions" item.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Letters of credit	261,879	155,956
Foreign letters of credit	30,068	35,818
Guarantees	823,162	655,780
Pledges and other commercial commitments	166,473	169,931
Subtotals	1,281,582	1,017,485
Available credit lines	4,775,128	4,615,787
Totals	6,056,710	5,633,272

c)	Held securities:

The Bank holds securities in the normal course of business as follows:

	As of June 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Securities held in custody by the Bank and its affiliates	372,679	238,490

Collections	187,908	179,547

Assets from third parties managed by the Bank and its affiliates	66	66

Issued securities held in custody	5,056,745	7,371,486

Totals	5,617,398	7,789,589

d)	Guarantees

Banco Santander Chile has policy #2340815, Comprehensive Banking Fidelity coverage policy, with the Chilena Consolidada Insurance Company in the amount of US$ 5,000,000, which jointly covers both the Bank and its affiliates, in force from 7/1/09 to 6/30/10.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 19 - CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard #125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and following of Law #18,045.

In addition to these guarantees for the creation of mutual funds, there are other guarantees for guaranteed return on certain mutual funds, which total Ch$ 67,703 million.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as a Securities Agent, in conformity with the provisions of Articles #30 and following of Law #18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy #209106829, taken out from the Compañía de Seguros de Crédito Continental S.A. insurance company, which expires on December 19, 2010.

Santander Corredora de Seguros Limitada

i.	Insurance policies

In accordance with Circular #1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in order to fulfill all obligations in connection with its operations as intermediary in the insurance contracts.

Guaranty policy for insurance brokers #4323257, which covers UF 500, and Professional liability policy #4323253, which covers UF 60,000, were taken out from the Compañía de Seguros Chilena Consolidada S.A. company. Both are in force from April 15, 2010 to April 14, 2011.

ii.	Deferred customs duties

In conformity with legal procedures, the obligation to pay deferred customs duties on imports of leased assets is transferred to the lessees, which undertake to make that payment both directly to the appropriate customs office and indirectly in the leases into which they enter with the Company. Accordingly, if a lessee fails to make a payment, the Chilean government would have the right to be paid from the proceeds of the imported good’s sale at auction, but that auction can be avoided if the Company pays the customs duties and then charges the lessee for them, as is stipulated in the contract.

Santander S.A. Corredores de Bolsa

To ensure correct and full performance of all its obligations as a Stock Broker, in conformity with the provisions of Articles 30 and following of Law 18,045 on the Securities Market, the Company has given fixed-income securities to the Bolsa de Comercio de Santiago for a current value of Ch$3,163 million as of June 30, 2010 (Ch$2,369 million as of December 31, 2009).

e)	Contingent credits and liabilities

To meet its customers' needs, the Bank acquired a number of irrevocable commitments and continent obligations, and though these obligations could not be recorded in the Consolidated Interim Statements of Financial Position, they imply credit risks and are therefore part of the Bank's overall risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 20 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted assets of 8% net of required provisions, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each asset. For example, cash, deposits with Banks and financial instruments issued by the Chilean Central Bank have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are considered in the determination of the risk assets, using a conversion factor applied to their notional values, thereby determining the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

As instructed in Chapter 12-1 of the RAN of the Superintendency of Banks, a normative change was implemented in January 2010 implying the entry into force of Chapter B3 of the Compendium of Accounting Standards, with the risk exposures of the contingent liabilities changing from 100% exposure to a percentage as indicated in the following table:

Type of contingent credit	Exposure
a) Guarantees and bonds	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Guarantees	50%
e) Interbank letters of guarantee	100%
f) Freely disposable lines of credit	50%
g) Other credit commitments:
- Credits for higher education under Law #20,027	15%
- Other	100%
h) Other contingent credits	100%

In addition, the products indicated in letters e) to h) were transferred to the "Contingent placements" item, resulting in a Ch$ 4,695,798 million increase in "Freely disposable lines of credit." This change in the exposures and introduction of new credit products resulted in a 1.07 point net reduction in the Bis Ratio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #20 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of Basic capital and Effective equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,398,881	2,043,458	-	-
Unsettled transactions	486,914	468,134	123,241	191,287
Trading investments	812,454	798,539	55,882	41,918
Investments under resale agreements	5,000	14,020	5,000	14,020
Financial derivative contracts (*)	1,529,849	1,391,886	886,385	837,692
Interbank loans	41,437	23,370	8,287	4,674
Loans and accounts receivable from customers	14,194,842	13,378,379	12,445,921	11,717,337
Available for sale investments	1,341,296	1,830,090	157,017	154,089
Investments in other companies	6,502	7,417	6,502	7,417
Intangible assets	71,074	77,260	71,074	77,260
Property, plant and equipment	163,184	184,122	163,184	184,122
Current taxes	5,464	4,541	546	454
Deferred taxes	111,938	95,229	11,194	9,523
Other assets	595,246	452,559	431,453	269,313
Off-balance-sheet assets
Contingent loans	3,076,749	1,160,118	1,844,573	693,009
Totals	23,840,830	21,929,122	16,210,259	14,202,115

(*) “Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Superintendency of Banks and Financial Institutions.

			Percentage
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	%	%

Basic capital	1,665,326	1,658,316	6.99	7.56
Effective net equity	2,292,934	2,214,092	14.14	15.59

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 NOTE 21 - NON CONTROLLING INTEREST:

This item reflects the net amount of the dependent entities’ net equity attributable to capital instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to them in the income for the period.

a) The non controlling interest's share in the equity and income of the affiliates and special-purpose entities is summarized below:

				Other comprehensive income
For the 6-month period ending on June 30, 2010	Third-party share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	469	1	37	(6)	43	44
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	24,243	1,479	181	(31)	212	1,691
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	11	3	-	-	-	3
Santander Corredora de Seguros Limitada	0.24	132	5	-	-	-	5
Subtotals		24,858	1,488	218	(37)	255	1,743

Special-purpose entities:
Bansa Santander S.A.	100.00	1,922	(459)	-	-	-	(459)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	492	(2,875)	-	-	-	(2,876)
Multinegocios S.A.	100.00	106	10	-	-	-	10
Servicios de Administración y Financieros Limitada	100.00	481	145	-	-	-	145
Servicios de Cobranzas Fiscalex Limitada	100.00	77	25	-	-	-	25
Multiservicios de Negocios Limitada	100.00	524	149	-	-	-	149
Subtotals		3,602	(3,005)	-	-	-	(3,006)
Totals		28,460	(1,517)	218	(37)	255	(1,263)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 21 – NON CONTROLLING INTEREST, continued:

				Other comprehensive income
For the 6-month period ending on June 30, 2009	Third-party share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander S.A. Agente de Valores	0.97	1,468	20	49	(8)	41	61
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	21,492	1,239	779	(132)	647	1,886
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	11	2	-	-	-	2
Santander Corredora de Seguros Limitada	0.24	121	8	-	-	-	8
Subtotals		23,096	1,269	828	(140)	688	1,957
Special-purpose entities:
Bansa Santander S.A.	100.00	2,741	58	-	-	-	58
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,410	2,586	-	-	-	2,586
Multinegocios S.A.	100.00	95	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100.00	182	144	-	-	-	144
Servicios de Cobranzas Fiscalex Limitada	100.00	95	19	-	-	-	19
Multiservicios de Negocios Limitada	100.00	301	52	-	-	-	52
Subtotals		7,824	2,868	-	-	-	2,868
Totals		30,920	4,137	828	(140)	688	4,825

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 21 – NON CONTROLLING INTEREST, continued:

b) The non controlling interest's share in the income of the affiliates and special-purpose entities for the quarters ending on June 30, 2010 and 2009 is summarized as follows:

			Other comprehensive income
For the quarter ending on June 30, 2010	Third-party share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	(16)	91	(16)	75	59
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	527	188	(32)	156	683
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	3	-	-	-	3
Subtotals		515	279	(48)	231	746
Special-purpose entities:
Bansa Santander S.A.	100.00	(94)	-	-	-	(94)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	(2,010)	-	-	-	(2,010)
Multinegocios S.A.	100.00	3	-	-	-	3
Servicios de Administración y Financieros Limitada	100.00	72	-	-	-	71
Servicios de Cobranzas Fiscalex Limitada	100.00	14	-	-	-	14
Multiservicios de Negocios Limitada	100.00	82	-	-	-	81
Subtotals		(1,933)	-	-	-	(1,935)
Totals		(1,418)	279	(48)	231	(1,189)

			Other comprehensive income
For the quarter ending on June 30, 2009	Third-party share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander S.A. Agente de Valores	0.97	17	49	(8)	41	58
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	675	145	(24)	121	796
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	4	-	-	-	4
Subtotals		697	194	(32)	162	859
Special-purpose entities:
Bansa Santander S.A.	100.00	(396)	-	-	-	(396)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	979	-	-	-	979
Multinegocios S.A.	100.00	4	-	-	-	4
Servicios de Administración y Financieros Limitada	100.00	(52)	-	-	-	(52)
Servicios de Cobranzas Fiscalex Limitada	100.00	10	-	-	-	10
Multiservicios de Negocios Limitada	100.00	16	-	-	-	16
Subtotals		561	-	-	-	561
Totals		1,258	194	(32)	162	1,420

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 22 - INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicit or explicit, is determined by applying the effective interest rate method, regardless of their being valued at fair value, as well as the rectifications of products as a consequence of hedge accounting.

a)	As of June 30, 2010 and 2009 the composition of revenue from interest and adjustments, not including income from accounting hedges, is as follows:

	For the quarter ending on June 30,
	2010				2009
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	304	118	-	422	3,260	-	-	3,260
Interbank loans	24	-	-	24	19	-	-	19
Commercial loans	113,145	25,462	755	139,362	149,410	(3,088)	785	147,107
Mortgage loans	47,134	39,589	1,008	87,731	46,176	(4,841)	1,007	42,342
Consumer loans	117,116	600	754	118,470	130,601	(177)	1,028	131,452
Investment instruments	10,071	6,085	-	16,156	12,779	(1,601)	-	11,178
Other interest income	804	(79)	-	725	(2)	(788)	-	(790)

Interest income	288,598	71,775	2,517	362,890	342,243	(10,495)	2,820	334,568

	For the 6-month period ending on June 30,
	2010				2009
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	323	240	-	563	10,563	-	-	10,563
Interbank loans	74	-	-	74	165	-	-	165
Commercial loans	227,536	32,433	1,474	261,443	328,386	(66,933)	1,501	262,954
Mortgage loans	93,632	50,158	2,021	145,811	92,457	(90,829)	1,802	3,430
Consumer loans	232,389	704	1,334	234,427	267,078	(1,724)	1,687	267,041
Investment instruments	22,444	7,731	-	30,175	23,845	(20,636)	-	3,209
Other interest income	1,317	324	-	1,641	9,568	4,868	-	14,436

Interest income	577,715	91,590	4,829	674,134	732,062	(175,254)	4,990	561,798

b)	As indicated in section i) of Note 01, suspended interest and adjustments are recorded in memorandum accounts (off-balance-sheet accounts) until they are effectively received.

As of June 30, 2010 and 2009, the detail of revenue from interest and adjustments is as follows:

	For the quarter ending on June 30,
	2010				2009
Off Statements of Financial	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Position	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63	1,166	-	1,229	1,672	(907)	-	765
Mortgage loans	(1,125)	1,206	-	81	456	(510)	-	(54)
Consumer loans	(3,134)	553	-	(2,581)	6,882	(260)	-	6,622

Totals	(4,196)	2,925	-	(1,271)	9,010	(1,677)	-	7,333

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 22 - INTEREST INCOME AND EXPENSE, continued:

	For the 6-month period ending on June 30,
	2010				2009
Off Statements of Financial	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Position	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	23,386	5,146	-	28,532	17,306	4,705	-	22,011
Mortgage loans	4,538	4,148	-	8,686	5,423	3,405	-	8,828
Consumer loans	32,474	205	-	32,679	45,354	(905)	-	44,449

Totals	60,398	9,499	-	69,897	68,083	7,205	-	75,288

c)	As of June 30, 2010 and 2009 the detail of interest and adjustment expenses, not counting income from accounting hedges, is as follows:

	For the quarter ending on June 30,
	2010				2009
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(94)	(153)	-	(247)	(178)	22	-	(156)
Repurchase agreements	(174)	(13)	-	(187)	(4,358)	39	-	(4,319)
Time deposits and liabilities	(34,718)	(21,509)	-	(56,227)	(77,740)	3,360	-	(74,380)
Interbank borrowings	(7,476)	(14)	-	(7,490)	(6,313)	(53)	-	(6,366)
Issued debt instruments	(30,390)	(20,802)	-	(51,192)	(27,705)	2,649	-	(25,056)
Other financial obligations	(1,249)	(394)	-	(1,643)	(1,698)	40	-	(1,658)
Other interest expenses	-	(2,295)	-	(2,295)	1,096	(6)	-	1,090

Interest expense totals	(74,101)	(45,180)	-	(119,281)	(116,896)	6,051	-	(110,845)

	For the 6-month period ending on June 30,
	2010				2009
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(187)	(200)	-	(387)	(531)	(168)	-	(699)
Repurchase agreements	(622)	(210)	-	(832)	(15,283)	359	-	(14,924)
Time deposits and liabilities	(70,033)	(26,962)	-	(96,995)	(195,597)	67,681	-	(127,916)
Interbank borrowings	(15,340)	(17)	-	(15,357)	(15,687)	65	-	(15,622)
Issued debt instruments	(60,245)	(26,442)	-	(86,687)	(56,056)	50,777	-	(5,279)
Other financial obligations	(2,431)	(512)	-	(2,943)	(4,833)	899	-	(3,934)
Other interest expenses	-	(3,119)	-	(3,119)	(1,982)	(7)	-	(1,989)

Interest expense totals	(148,858)	(57,462)	-	(206,320)	(289,969)	119,606	-	(170,363)
d)	As of June 30, 2010 and 2009 the summary of interest and adjustments is as follows:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
Items	MCh$	MCh$	MCh$	MCh$

Interest income	362,890	334,568	674,134	561,798
Interest expense	(119,281)	(110,845)	(206,320)	(170,363)

Income from interest and adjustments	243,609	223,723	467,814	391,435

Income from hedge accounting (net)	(827)	2,888	4,366	22,449

Total net interest income	242,782	226,611	472,180	413,884

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 23 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Fees and commissions income
Fees and commissions for lines of credit and overdrafts (*)	3,958	5,868	8,525	14,788
Fees and commissions for guarantees and letters of credit	5,954	5,922	11,783	12,138
Fees and commissions for card services	25,481	23,115	51,283	46,697
Fees and commissions for management of accounts	6,513	7,246	13,210	14,322
Fees and commissions for collections and payments	14,236	16,658	28,047	32,023
Fees and commissions for intermediation and management of securities	2,564	2,204	4,872	3,690
Fees and commissions for investments in mutual funds or others	9,657	7,495	19,048	13,639
Compensation for marketing of securities	8,962	4,719	14,068	8,047
Office banking	2,325	1,907	4,428	3,689
Other fees earned	3,158	3,543	6,703	6,807
Totals	82,808	78,677	161,967	155,840

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Fees and commissions expenses
Compensation for card operation	(12,128)	(11,164)	(23,579)	(22,732)
Fees and commissions for securities transactions	(466)	(437)	(868)	(660)
Office banking	(1,769)	(1,755)	(3,643)	(3,164)
Other fees	(3,287)	(2,176)	(6,368)	(4,508)
Totals	(17,650)	(15,532)	(34,458)	(31,064)

Net fees and commissions income	65,158	63,145	127,509	124,776

The fees earned through transactions with letters of credit are recorded in the Consolidated Interim Statement of Income in the “Interest income” item.

(*)	According to SBIF Circular 3,452, of November 25, 2008, amended by SBIF Circular 3,466 of February 4, 2009, fee charges on overdrafts for which there is no contractual provision were eliminated.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 24 - INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for variation of financial instruments, except for those attributable to interest earned by application of the effective interest rate method to corrections of assets’ value, as well as the income earned in their purchases and sales.

As of June 30, 2010 and 2009, the detail of income from financial operations is as follows:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Derivatives classified as trading	46,910	(28,079)	72,736	(73,785)
Financial trading investments	(7,376)	1,455	20,177	38,500
Sale of loans and accounts receivable from customers
Current portfolio	(563)	268	(581)	183
Written-off portfolio	2,977	(46)	2,954	68
Available for sale investments	2,336	7,927	1,854	36,521
Other income from financial operations	638	(388)	(126)	(921)
Totals	44,922	(18,863)	97,014	566

NOTE 25 - FOREIGN EXCHANGE INCOME PROFIT (LOSS), NET:

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their divestiture.

As of June 30, 2010 and 2009, the detail of foreign exchange income is as follows:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Foreign exchange differences
Net profit (loss) from foreign exchange differences	(95,797)	127,082	(161,022)	256,710
Hedging derivatives	75,782	(91,042)	117,162	(185,071)
Income from adjustable assets in foreign currency	1,229	(4,064)	2,666	(7,225)
Income from adjustable liabilities in foreign currency	(1,095)	16,543	(1,206)	33,491
Totals	(19,881)	48,519	(42,400)	97,905

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 26 – PROVISION FOR LOAN LOSSES:

The change in income from provisions and impairments, recorded as of June 30, 2010 and 2009, is as follows:

		Loans and accounts receivable from customers
For the quarter ending on June 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions and charge-offs
- Individual evaluations	(77)	(12,263)	-	-	(417)	(12,757)
- Group evaluations	-	(14,714)	(3,297)	(38,090)	-	(56,101)
Total provisions and charge-offs	(77)	(26,977)	(3,297)	(38,090)	(417)	(68,858)

Provisions released
- Individual evaluations	-	3,814	-	-	-	3,814
- Group evaluations	-	1,373	59	82	12	1,526
Total released provisions	-	5,187	59	82	12	5,340

Recovery of loans previously charged off	-	1,328	355	5,883	-	7,566

Net charge to income	(77)	(20,462)	(2,883)	(32,125)	(405)	(55,952)

		Loans and accounts receivable from customers
For the 6-month period ending on June 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions and charge-offs
- Individual evaluations	(82)	(29,713)	-	-	(1,324)	(31,119)
- Group evaluations	-	(32,334)	(8,021)	(82,195)	-	(122,550)
Total provisions and charge-offs	(82)	(62,047)	(8,021)	(82,195)	(1,324)	(153,669)

Provisions released
- Individual evaluations	17	7,907	-	-	-	7,924
- Group evaluations	-	2,525	177	1,309	56	4,067
Total released provisions	17	10,432	177	1,309	56	11,991

Recovery of loans previously charged off	-	3,233	928	11,378	-	15,539

Net charge to income	(65)	(48,382)	(6,916)	(69,508)	(1,268)	(126,139)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 26 – PROVISION FOR LOAN LOSSES, continued:

		Loans and accounts receivable from customers
For the quarter ending on June 30, 2009	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions and charge-offs
- Individual evaluations	(17)	(10,083)	-	-	(811)	(10,911)
- Group evaluations	-	(14,827)	(3,409)	(85,486)	-	(103,722)
Total provisions and charge-offs	(17)	(24,910)	(3,409)	(85,486)	(811)	(114,633)

Provisions released
- Individual evaluations	-	1,480	-	-	-	1,480
- Group evaluations	-	371	703	5,252	31	6,357
Total released provisions	-	1,851	703	5,252	31	7,837

Recovery of loans previously charged off	-	2,296	629	7,834	-	10,759

Net charge to income	(17)	(20,763)	(2,077)	(72,400)	(780)	(96,037)

		Loans and accounts receivable from customers
For the 6-month period ending on June 30, 2009	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Provisions and charge-offs
- Individual evaluations	(17)	(15,185)	-	-	(814)	(16,016)
- Group evaluations	-	(36,194)	(8,057)	(167,777)	-	(212,028)
Total provisions and charge-offs	(17)	(51,379)	(8,057)	(167,777)	(814)	(228,044)

Provisions released
- Individual evaluations	16	4,309	-	-	614	4,939
- Group evaluations	-	839	977	14,563	100	16,479
Total released provisions	16	5,148	977	14,563	714	21,418

Recovery of loans previously charged off	-	4,776	1,803	13,076	-	19,655

Net charge to income	(1)	(41,455)	(5,277)	(140,138)	(100)	(186,971)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 27 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	43,676	40,664	76,875	73,763
Bonuses or gratifications	15,050	10,601	30,667	26,739
Stock-based benefits	489	959	1,015	1,196
Seniority compensation	1,846	805	3,633	2,009
Pension plans	241	-	585	-
Training expenses	385	450	513	518
Day care and kindergarten	56	132	313	298
Health funds	646	938	1,203	1,364
Welfare fund	114	110	226	218
Other personnel expenses	3,499	3,042	6,561	5,990
Totals	66,002	57,701	121,591	112,095

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 28 - ADMINISTRATIVE EXPENSES:

As of June 30, 2010 and 1009, the item's composition is as follows:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	5,324	4,995	11,046	10,642
Office lease	4,219	3,398	5,567	5,008
Equipment lease	1,370	1,206	2,683	2,396
Insurance payments	301	294	592	584
Office supplies	1,261	1,183	2,405	2,599
Information technology and communication expenses	1,695	1,848	3,729	3,873
Lighting, heating, and other utilities	2,334	3,065	4,751	5,815
Security and valuables transport service	2,317	2,307	4,671	4,750
Representation and personnel travel expenses	744	675	1,588	1,582
Judicial and notarial expenses	133	235	306	373
Fees for technical reports	590	696	1,228	1,244
Professional service fees	269	245	532	475
Other general administrative expenses	185	655	246	734
Outsourced services
Outsourced services	8,801	7,579	19,957	16,755
Board expenses
Compensation to Board members	224	161	399	323
Other Board expenses	-	-	-	-
Marketing Expenses
Publicity and advertising	3,813	3,402	7,637	5,988
Taxes, payroll taxes and contributions
Real estate contributions	352	491	861	951
Patents	421	417	852	852
Other taxes	2	49	5	55
Contribution to SBIF	1,352	1,357	2,705	2,707
Totals	35,707	34,258	71,760	67,706

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 29 - DEPRECIATION AND AMORTIZATION:

a)	The values of depreciation and amortization charges during the 2010 and 2009 periods are broken down below:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant and equipment	5,323	6,351	10,714	11,292
Amortization of intangible assets	7,269	5,789	14,219	11,294

Totals	12,592	12,140	24,933	22,586

b)	The reconciliation between the book values as of December 31, 2009 and January 1, 2009 and 2010, and the balances as of June 30, 2010, is as follows:

	Accumulated depreciation and amortization 2009
	Property, plant and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	(21,414)	(26,169)	(47,583)
Depreciation and amortization charges for the period	(21,691)	(24,932)	(46,623)
Sales and disposals in the period	126	-	126

Balances as of December 31, 2009	(42,979)	(51,101)	(94,080)

	Accumulated depreciation and amortization 2010
	Property, plant and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges for the period	(10,714)	(14,219)	(24,933)
Sales and disposals in the period	224	-	224

Balances as of June 30, 2010	(53,469)	(65,320)	(118,789)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 30 - OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating income is comprised of the following components:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Revenue from assets received in lieu of payment
Income from sale of assets received in lieu of payment	629	369	893	626
Recovery of charge-off and income from assets received in lieu of payment	205	766	805	1,616
Subtotals	834	1,135	1,698	2,242

Income from sale of investments in other companies (*)
Gain on sale of investments in other companies	-	1,370	-	1,847
Subtotals	-	1,370	-	1,847

Other income
Leases	237	443	343	704
Gain on sale of property, plant and equipment (**)	13,047	93	13,195	208
Recovery of contingency provisions	2,656	(222)	7,028	306
Indemnities from insurance companies for earthquake	2,663	-	2,663	-
Other	514	109	1,089	119
Subtotals	19,117	423	24,318	1,337

Totals	19,951	2,928	26,016	5,426

(*) On March 10, 2009 Visa Inc. sold a total of 34,093 LAC Class shares to Banco Santander Chile. On March 20, 2009 the Bank sold 51% of these shares, corresponding to 17,387 shares, at a price of Ch$ 27,442 per share, generating an income of Ch$ 477 million, which is included in Other operating income in the Consolidated Interim Statement of Income.

On June 26, 2009 the Bank sold 16,049 MasterCard shares. On the date of the sale their book value was Ch$ 83 million and their selling price was Ch$ 1,453 million, generating an income of Ch$ 1,370 million, which is included in Other operating income in the Consolidated Interim Statement of Income.

(**) As is indicated in letter c) of Note 3, on April 30 and June 30, 2010 Banco Santander Chile made the following branch sales: 5 branches in April, generating an income of Ch$ 6,620 million, and 11 branches in June, generating an income of Ch$ 6,355 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 30- OTHER OPERATING INCOME AND EXPENSES, continued:

b)	Other operating expenses are comprised of the following components:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-off of assets received in lieu of payment	401	2,064	1,548	3,033
Provisions for assets received in lieu of payment	883	1,492	2,300	1,822
Expenses for maintenance of assets received in lieu of payment	474	841	1,192	1,335
Subtotals	1,758	4,397	5,040	6,190

Credit card expenses
Credit card expenses	625	625	1,536	1,612
Credit card memberships	865	709	1,598	1,357
Subtotals	1,490	1,334	3,134	2,969
Customer services	2,387	2,047	4,738	4,319

Other expenses
Operating charge-offs	630	628	979	1,256
Life insurance and general product insurance policies	1,487	1,148	2,804	2,289
Additional tax on expenses paid foreign	598	395	995	877
Expenses for mortgage credits	302	179	595	330
Expenses for foreign trade operations	26	69	91	106
Income from leasing operations	33	561	73	1,127
Contingency provisions	8,853	(18,871)	10,648	7,556
Other	84	292	1,107	691
Subtotals	12,013	(15,599)	17,292	14,232

Totals	17,648	(7,821)	30,204	27,710

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 31 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, with the understanding that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to the arm’s length conditions that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) imposes limits on loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Below is an indication of the transactions the Bank performs with related parties. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies
This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities).

Associated companies
This category includes the entities over which the Bank, in accordance with section b) of Note 01 of these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies”.

Key personnel
This category includes the members of the Bank’s Board and the managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other
This category encompasses the related parties that are not included in the groups identified above and which are in general entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 31 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)    Loans to related parties:

Below are the loans and accounts receivable, in addition to the contingent credits, corresponding to related entities:

The change in loans to related parties as of June 30, 2010 and December 31, 2009 has been as follows:

	As of June 30, 2010				As of December 31, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	36,394	677	2,368	8,193	11,331	914	2,840	108,372
Mortgage loans	-	-	12,428	-	-	-	12,754	-
Consumer loans	-	-	1,517	-	-	-	1,744	-
Loans and accounts receivable	36,394	677	16,313	8,193	11,331	914	17,338	108,372

Credit risk provision	(274)	(1)	(34)	(11)	(13)	(1)	(11)	(298)
Net loans	36,120	676	16,279	8,182	11,318	913	17,327	108,074

Guarantees	2,532	-	15,385	929	4,552	-	45,550	596

Contingent loans
Personal guaratees	-	-	-	-	-	-	-	-
Letters of credit	3,412	-	-	-	1,868	-	-	-
Guarantees	25,841	-	-	125	134,644	-	-	259
Contingent credits	29,253	-	-	125	136,512	-	-	259

Contingent loan provisions	(7)	-	-	-	(21)	-	-	-

Net contingent loans	29,246	-	-	125	136,491	-	-	259

	As of June 30, 2010				As of December 31, 2009

	Group Companies	Associated companies	Key Personnel	Other	Group Companies	Associated companies	Key Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	147,843	914	17,338	108,631	107,815	51	14,845	110,099
New loans	5,515	253	2,284	5,136	176,516	2,268	8,279	30,220
Payments	(87,711)	(490)	(3,309)	(105,449)	(136,488)	(1,405)	(5,785)	(31,688)

Totals	65,647	677	16,313	8,318	147,843	914	17,339	108,631

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 31 - TRANSACTIONS WITH RELATED PARTIES, continued:

c)	Assets and liabilities with related parties

	As of June 30, 2010				As of December 31, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	339,823	-	-	-	336,492	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivatives contracts	363,598	-	-	-	405,411	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	86,558	-	-	-	117,060	-	-	-

Liabilities
Demand deposits and other demand liabilities	15,056	3,186	2,160	2,778	1,503	6,238	502	925
Investments under repurchase agreements	31,163	-	-	-	-	-	-	-
Time deposits and other time liabilities	971,970	-	1,769	26,580	411,295	-	1,126	21,652
Financial derivative contracts	292,838	-	-	-	245,574	-	-	-
Issued debt instruments	7,186	-	-	-	89,258	-	-	-
Other financial liabilities	22,523	-	-	-	55,156	-	-	-
Other liabilities	727	-	-	-	310	-	-	-

d)	Income (expenses) recorded with related parties

	For the quarter ending on June 30, 2010				For the quarter ending on June 30, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest	(2,460)	18	307	36	(6,713)	11	237	209
Income and expenses from fees and services	18,990	10	29	(15)	15,746	1	24	27
Net income from financial and foreign exchange operations (*)	(31,373)	-	(14)	(3,078)	70,902	-	-	4,199
Other operating income and expenses	(1,057)	-	-	-	(1,079)	-	-	-
Key personnel compensation and expenses	-	-	(7,650)	-	-	-	(6,983)	-
Administrative and other expenses	(5,426)	(6,170)	-	-	(2,721)	(2,794)	-	-

Totals	(21,326)	(6,142)	(7,328)	(3,057)	76,135	(2,782)	(6,722)	4,435

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 31 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 6-month period ending on June 30, 2010				For the 6-month period ending on June 30, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(4,998)	30	481	545	(14,930)	24	88	(790)
Income and expenses from fees and services	32,179	28	58	52	24,036	2	49	66
Net income from financial and foreign exchange transactions (*)	(53,823)	-	(11)	(4,998)	164,754	-	-	2,304
Other operating income and expenses	(2,265)	-	-	-	(2,207)	-	-	-
Key personnel compensation and expenses	-	-	(13,747)	-	-	-	(13,951)	-
Administrative and other expenses	(10,627)	(10,447)	-	-	(6,660)	(8,472)	-	-

Totals	(39,534)	(10,389)	(13,219)	(4,401)	164,993	(8,446)	(13,814)	1,580

(*) Reflects derivative contracts that hedge Group positions in Chile.

e)	Payments to the Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Interim Income Statement, corresponds to the following categories:

	For the quarter ending on June 30,		For the 6-month period ending on June 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	3,601	3,387	7,117	6,595
Board members’ compensation	224	161	399	323
Bonuses or gratifications	2,203	2,583	4,488	5,187
Compensation in stock	324	838	840	838
Training expenses	14	24	14	24
Seniority compensation	3	727	3	727
Health funds	59	59	117	126
Other personnel expenses	105	75	185	131
Pension plan	246	-	584	-
Totals	6,779	7,854	13,747	13,951

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 31 - TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Composition of key personnel

As of June 30, 2010 and December 31, 2009, the composition of the Bank's key personnel is as shown below.

	#of executives
Positions	June 30, 2010	December 31, 2009

Directors	13	13
Division managers	12	13
Department managers	81	83
Managers	56	58

Total key personnel	162	167

NOTE 32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on that date between two independent expert parties who act freely and prudently; i.e., not in a forced or liquidation sale. The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Financial derivative contracts

The estimated fair value of currency forward contracts was calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility and the counterparts’ credit risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

If there are no quoted prices on the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, with consideration for the relevant inputs/outputs such as volatility of options, observable correlations among underlying assets, counterparts’ credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy attributes the highest priority to unadjusted quoted prices on active markets, to identical (level 1) assets or liabilities, and a lower priority to measures which involve significant unobservable inputs or outputs (level 3 measurements). The three levels of the hierarchy of fair values are:

Level 1: Inputs/outputs with (unadjusted) quoted prices on active markets for identical assets and liabilities which the Bank can access on the date of measurement.

Level 2: Inputs/outputs other than the quoted prices included in level 1 which are observable for assets or liabilities, either directly or indirectly.

Level 3: Inputs/outputs which are not observable for the asset or the liability.

The level of hierarchy at which a measurement is classified is based on the lowest level of input/output which is significant for the measurement as such of the fair value in its entirety.

The Bank has currently determined certain financial instruments as pertaining to level 3, because the calculation made at market value is based on information from internal modeling and not observable on the market.

The following financial instruments are classified as level 3:

Type of financial instrument	Model used in valuation	Description
Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
UF Options	Black - Scholes	There is no observable input of implicit volatility.
Cross currency swap with Window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
Cross currency swap with Metro de Santiago S.A.	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF fwd estimate.
Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Banks Rate) TAB	Sundry	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the assets and liabilities which are measured at fair value on a recurrent basis, as of June 30, 2010 and December 31, 2009:

	Measures of fair value
June 30,	2010	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	812,454	812,454	-	-
Available for sale investments	1,341,296	1,341,296	-	-
Derivatives	1,531,224	-	1,421,127	110,097
Totals	3,684,974	2,153,750	1,421,127	110,097

Liabilities
Derivatives	1,250,547	-	1,241,842	8,705
Totals	1,250,547	-	1,241,842	8,705

	Measures of fair value
December 31,	2009	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	798,539	798,539	-	-
Available for sale investments	1,830,090	1,830,090	-	-
Derivatives	1,393,878	-	1,181,660	212,218
Totals	4,022,507	2,628,629	1,181,660	212,218

Liabilities
Derivatives	1,348,906	-	880,058	468,848
Totals	1,348,906	-	880,058	468,848

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2010 and 2009:

	Assets	Liabilities
	MCh$	MCh$

As of December 31, 2008	81,304	(51,401)

From January 1 to June 30, 2009 total unrealized profit (loss):
Included in profit	47,767	(12,704)
Included in comprehensive income
Purchases, issuances, and placements (net)

Accumulated income as of June 30, 2009	129,071	(64,105)

Total profits or losses included in income that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2009.	47,767	(12,704)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

	Assets	Liabilities
	MCh$	MCh$

As of December 31, 2009	212,218	(468,848)

Total unrealized profit (loss):
Included in profit	39,734	(9,789)
Included in comprehensive income
Purchases, issuances, and placements (net)

Accumulated income as of June 30, 2010	251,952	(478,637)

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2010.	39,734	(9,789)

The unrealized profits (losses) included in income for June 2010 and 2009, in the assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3) are recorded in the Statement of Income under the “Net income from financial operations” item.

The potential effect as of June 30, 2010 and 2009 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

NOTE 33 - SUBSEQUENT EVENTS:

Between July 1, 2010 and the date of issue of these financial statements (July 26, 2010), no events have occurred which might materially alter the interpretation thereof.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Operating Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	September 13, 2009	By:	/s/ Juan Pedro Santa María P.
			Name:	Juan Pedro Santa María P.
			Title:	General Counsel